Securities and Exchange Commission
450 5 Street, N.W.
Washington, DC  20549


RE:  Midland National Life Separate Account C; Unbundled Variable Annuity


Commissioners:

Enclosed for filing under the Securities Act of 1940 please find a copy of a Registration Statement on Form N-4, registering a new class of variable annuity policies under the 1940 Act.

The Midland National Life Separate Account C ("Separate Account ") has previously registered as a unit investment trust under the Investment Company Act of 1940 (File Number 811-07772) in connection with other variable annuity products.

The Midland National Life Insurance Company and the Separate Account are relying on Rule 6e-3(T) under the Investment Company Act of 1940, and no additional exemptive relief is required.

Financial statements, exhibits not included herein, and certain other information will be added by pre-effective amendment.

If you have any questions about this filing, please contact Fred Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.



Sincerely,



Paul M. Phalen, CLU, FLMI
Assistant Vice-President
Variable Services

UVAcvr.txt

As filed with the Securities and Exchange Commission on October 12, 2001
                            	 Registration Nos. 333-
                               and   811-07772
______________________________________________________________________________

          SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
______________________________________________________________________________

                             FORM N-4

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                    Pre-Effective Amendment No.  _____
                    Post-Effective Amendment No. _____
                                and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                          Amendment No. 12

                MIDLAND NATIONAL LIFE SEPARATE ACCOUNT C
                      (Exact Name of Registrant)

                MIDLAND NATIONAL LIFE INSURANCE COMPANY
                       (Name of Depositor)

One Midland Plaza, Sioux Falls, South Dakota 57193
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(605) 335-5700

Name and Address of Agent for Service:	Copy to:

Jack L. Briggs, Vice President, Secretary Frederick R. Bellamy
and General Counsel	             	Sutherland Asbill & Brennan LLP
Midland National Life Insurance Company	1275 Pennsylvania Avenue, N.W
One Midland Plaza					Washington, D.C. 20004-2415.
Sioux Falls, South Dakota 57193


Approximate date of proposed public offering:
As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:
Flexible premium deferred variable annuity contracts and the guarantee of Midland National Life Insurance Company relating thereto.


___________________


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

N4 Cover.txt

Variable Annuity III
Prospectus
[DATE]


Flexible Premium Deferred Variable Annuity issued by
Midland National Life Insurance Company
through the
Midland National Life Separate Account C

Please read this prospectus for details on the contract being offered to You and keep it for future reference. This prospectus sets forth the information that a prospective investor should know before investing. This prospectus is valid only when accompanied by the Funds' current prospectuses.

The Variable Annuity III (the "contract ") offers You a unique menu of benefits and riders that may be particularly useful to You in meeting Your long-term savings and retirement needs. There are, however, costs and charges associated with these optional riders. We (Midland National Life Insurance Company) encourage you to carefully consider the costs and benefits of each rider You select to ensure that these riders are consistent with Your personal investment goals and needs. The minimum initial premium for a non-qualified contract is $10,000 (unless You elect an optional rider, at an additional cost). The minimum initial premium for a qualified contract is $2,000. If You elect the 4% bonus credit rider, We will add a bonus credit to each premium payment that You make in the first contract year. Electing a bonus credit rider may be beneficial to You only if You own the contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient to compensate for the additional charge associated with the bonus credit rider.

Over time, the value of the bonus may be more than offset by higher charges associated with the bonus credit. You may allocate Your premiums to Our Fixed Account and/or to the Separate Account investment divisions (see Definitions) that invest in following portfolios.

1.	VIP Money Market Portfolio
2.	VIP High Income Portfolio
3.	VIP Equity-Income Portfolio
4.	VIP Growth Portfolio
5.	VIP Overseas Portfolio
6.	VIP MidCap Portfolio
7.	VIP II Asset Manager Portfolio
8.	VIP II Investment Grade Bond Portfolio
9.	VIP II Contrafund Portfolio
10.	VIP II Asset Manager: Growth Portfolio
11.	VIP II Index 500 Portfolio
12.	VIP III Growth & Income Portfolio
13.	VIP III Balanced Portfolio
14.	VIP III Growth Opportunities Portfolio
15.	American Century VP Capital Appreciation Portfolio
16.	American Century VP Value Portfolio
17.	American Century VP Balanced Portfolio
18.	American Century VP International Portfolio
19.	American Century VP Income & Growth Portfolio
20.	MFS VIT Emerging Growth Series
21.	MFS VIT Research Series
22.	MFS VIT Investors Trust Series
23.	MFS VIT New Discovery Series
24.	Lord Abbett Series Fund, Inc. Growth and Income Portfolio (hereinafter referred to as Lord Abbett VC Growth and Income Portfolio)
25.	Lord Abbett Series Fund Inc. Mid-Cap Value Portfolio (hereinafter referred to as Lord Abbett VC Mid-Cap Value Portfolio)
26.	Lord Abbett Series Fund Inc. International Portfolio (hereinafter referred to as Lord Abbett VC International Portfolio)
27.	Alger American Small Capitalization Portfolio
28.	Alger American MidCap Growth Portfolio
29.	Alger American Growth Portfolio
30.	Alger American Leveraged AllCap Portfolio]

The contracts involve investment risk, including possible loss of principal. The contracts are not a deposit of, or guaranteed or endorsed by, any bank or depository institution, and the contract is not federally insured by the federal deposit insurance corporation or any other agency.

A Statement of Additional Information ("SAI") about the contract and the Midland National Life Separate Account C is available by checking the appropriate box on the application form or by writing to Us at:

Midland National Life Insurance Company
4601 Westown Parkway, Suite 300
West Des Moines, IA 50266
1-877-586-0240.

The SAI, dated [____], has been filed with the U.S. Securities and Exchange commission ("SEC"), and is incorporated herein by reference. The table of contents of the SAI is included at the end of this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.

The SEC has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


TABLE OF CONTENTS				Page

DEFINITIONS	                                    5
SUMMARY	                                    8
Features of Variable Annuity III	            8
Your "Free Look" Right	                        8
Your Accumulation Value	                        8
Flexible Premium Payments	                  9
Bonus Credit Rider	                        9
Minimum Premium Rider                           9
Investment Choices	                        10
Transfers	                                    11
Surrenders	                                    12
Charges and Fees	                              13
Fee Table - Summary of Basic Contract  Fees	15
Fees for Optional Riders	                  15
Fee Table Including All Optional Riders	      17
Expense Examples	                              20
Suitability of the Contracts	                  24
Death Benefit	                              24
Other Products	                              24
Inquiries And Correspondence	                  25
State Variations	                              25
Financial Information	                        25
SEPARATE ACCOUNT C AND THE FUNDS	            25
Our Separate Account And Its Investment Divisions	25
The Funds	                                          26
Investment Policies Of The Funds' Portfolios	      27
We Own The Assets Of Our Separate Account	            30
Our Right To Change How We Operate Our Separate Account	31

DETAILED INFORMATION ABOUT THE CONTRACT	                  32
Requirements for Issuance of a Contract	                  32
Minimum Premium Rider	                                    33
Free Look	                                                33
Tax-Free "Section 1035" Exchanges	                        34
Allocation of Premium Payments	                        34
Changing Your Premium Allocation Percentages	            34
Bonus Credit Rider	                                    35
Your Accumulation Value	                                    35
Amounts In Our Separate Account	                        35
The Fixed Account	                                          36
Transfers of Accumulation Value	                        38
Market Timing and Excessive Trading Limits	            38
Surrenders	                                                39
Dollar Cost Averaging	                                    41
Fixed Account Dollar Cost Averaging ("Fixed Account DCA")	42
Portfolio Rebalancing	                                    43
Fixed Account Earnings Sweep Program	                  43
Systematic Withdrawals	                                    44
Free Surrender Amount	                                    45
Partial Waiver of Surrender Charge - Terminal Illness	      45
Partial Waiver of Surrender Charge - Charitable Remainder Trust	45
Death Benefit	                                                46
Guaranteed Minimum Death Benefit (GMDB)	                        46
Payment of Death Benefits	                                    47
Higher Education Rider	                                          47
Estate Planning Rider	                                          47

CHARGES, FEES AND DEDUCTIONS	                                    48
Surrender Charges on Surrenders	                              48
Mortality and Expense Risk Charge	                              49
Annual Maintenance Fee	                                          49
Rider Charges	                                                50
Transfer Charge	                                                50
Charges In The Funds	                                          50
Premium Taxes	                                                50
Other Taxes	                                                      50

FEDERAL TAX STATUS	                                          51
Introduction	                                                51
Annuity Contracts in General	                                    51
Qualified and Nonqualified Contracts	                        51
Diversification and Distribution Requirements	                  52
Surrenders - Nonqualified Contracts	                              52
Taxation of Death Benefit Proceeds	                             53
Annuity Payments	                                               54
Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations
	54
Transfers, Assignments or Exchange of Contracts
55
Possible Tax Law Changes
55
Separate Account Charges
55
MATURITY DATE
55
SELECTING AN ANNUITY OPTION
56
Fixed Options
57
Variable Options
57
Payout Options
58
Transfers after the Maturity Date
59
ADDITIONAL INFORMATION
60
Midland National Life Insurance Company
60
Fund Voting Rights
60
Our Reports to Owners
61
Contract Periods, Anniversaries
61
Dividends
62
Performance
62
Your Beneficiary
63
Assigning Your Contract
63
When We Pay Proceeds From This Contract
63
Sales Agreements
64
Regulation
65
Discount for Employees of Sammons Enterprises, Inc.
65
Legal Matters
65
Financial Statements
66
Statement of Additional Information
66






Definitions

Accumulation Unit means the units credited to each investment division in the Separate Account before the maturity date.
Accumulation Value means the sum of the amounts You have in Our Fixed Account and in the investment divisions of Our Separate Account less any administration fees under Your in force contract.
Annuitant means the person(s), designated by the owner, to whom periodic income will be paid. This is the person whose life is used to determine the amount and duration of any periodic income involving life contingencies. The annuitant will be considered the owner unless otherwise stated.
Annuity Unit means the units in the Separate Account, after the maturity date that are used to determine the amount of the annuity payment.
Attained Age means the issue age plus the number of complete contract years since the issue date.

Beneficiary means the person or persons to whom the contract's death benefit is paid when the owner or annuitant dies before the maturity date.
Business Day means any day the New York Stock Exchange is open. Our business day ends when the New York Stock Exchange closes for regular trading. Contract Anniversary means the same date in each contract year as the issue date.

Contract Month means a month that starts on the same date as the issue date in each month.

Contract Year means a year that starts on the issue date or on each anniversary thereafter.

Death Benefit means the amount We will pay when We receive due proof of the death of the owner or annuitant, prior to the maturity date and an election of how the death benefit is to be paid.

Earnings means the difference, if any, between Your accumulation value and the net premiums paid into this contract.

Executive Office means our office located at One Midland Plaza, Sioux Falls, SD 57193.

Please use our Principal Office address and telephone number for all correspondence, payments, and inquiries.
Funds mean the investment companies, more commonly called mutual funds, available for investment by Our Separate Account on the issue date or as later changed by Us.

Investment Division means a division of Our Separate Account which invests exclusively in the shares of a specified portfolio of the funds.
Issue Age means the age of the annuitant on the last birthday before the issue date.

Issue Date means the date the contract goes into effect and from which contract anniversaries and contract years are determined.
Maturity Date means the date, specified in the contract, when annuity payments are to begin.

The maximum maturity date is the later of (a) the contract anniversary immediately following the annuitant's 100th birthday or (b) the first day of the eighth contract year.

Net Premium means Your premium payment(s) minus any surrenders and any surrender charges.

Owner means the person who purchases a Variable Annuity III contract and makes the premium payments and is referred to as "You." The owner is entitled to exercise all rights and privileges provided in the contract.

Payee means the person who is entitled to receive annuity payments after an annuity is effected. On or after the maturity date, the annuitant will be the payee. If the annuitant or the owner dies prior to the maturity date, then the beneficiary is the payee.

Principal Office means where You write to Us to pay premiums or take other action, such as transfers between investment divisions. The address is:
Midland National Life Insurance Company 4601 Westown Parkway, Suite 300 West Des Moines, IA 50266 1-877-586-0240.

Separate Account means the Midland National Life Separate Account C which receives and invests Your premiums under the contract.

Surrender Value means the Fixed Account accumulation value plus the Separate Account accumulation value on the date of surrender minus any surrender charge, premium tax and annual maintenance fee.

Valuation Period means the time beginning at the close of the New York Stock Exchange on one business day and ending at the close of the New York Stock Exchange on the next business day.


SUMMARY

In this prospectus "We", "Our", and "Us" mean Midland National Life Insurance Company. "You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "annuitant", because the annuitant and the owner might not be the same. The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force.

Features of Variable Annuity III

The Variable Annuity III contract provides You with a basic contract to which You can add optional riders. For each optional rider You choose, a orresponding charge will be deducted. The flexible premium deferred variable annuity contracts described in this prospectus provide for accumulation of the accumulation value and payment of annuity payments on a fixed or variable basis. Variable payment options are not available in certain states. The contracts are designed to aid individuals in long-term planning for retirement or other long-term purposes.

The contracts are available for situations that do not qualify for the special federal tax advantages available under the Internal Revenue Code (non-qualified contract) and for retirement plans which do qualify for those tax advantages (qualified contract). This prospectus generally describes only the variable portion of the contract, except where the Fixed Account is specifically mentioned. Your "Free Look" Right You have a right to examine the contract and return it to Us. Your request generally must be postmarked no later than 10 days (or as required by state law) after You receive Your contract. (See "Free Look" on page 33 for more details.)

Your Accumulation Value

Your accumulation value depends on: the amount and frequency of premium payments, the selected portfolio's investment experience, interest earned on amounts allocated to the Fixed Account, surrenders, and charges and deductions.

You bear the investment risk under the contract(except for amounts in the Fixed Account). There is no minimum guaranteed accumulation value with respect to any amounts allocated to the Separate Account. (See "Your Accumulation Value" on page 35.)

Flexible Premium Payments

You may pay premiums whenever You want and in whatever amount You want, within certain limits. We generally require an initial minimum premium of at least $10,000. However, if You elect the minimum premium rider (at an additional cost) or purchase a qualified contract, We may accept an initial premium of only $2,000. Other premium payments must be at least $50. You may choose a planned periodic premium. You need not pay premiums according to the planned schedule.

Bonus Credit Rider. If You select the bonus credit rider, then We will apply a credit of 4.0% to each premium payment that You make in the first contract year. In exchange for this credit, We will charge an additional fee against Your Separate Account accumulation value during the first 8 contract years. Over time, the amount of the fees may exceed the amount of the Bonus Credits.

Minimum Premium Rider

If You elect this rider, Your minimum initial premium requirement under a non-qualified contract will be only $2,000. You will incur an additional charge against Your Separate Account accumulation value until Your net premium (premiums less surrenders) is equal to or greater than the regular premium requirement of $10,000. Once Your net premium exceeds $10,000 the additional charge against Your Separate Account accumulation value will end, even if in the future Your Separate Account accumulation value falls below $10,000 due to negative investment performance. If, however, Your net premium never becomes greater than $10,000, then You will continue to incur the additional charge against Your Separate Account accumulation value until the maturity date.

Investment Choices

You may allocate Your accumulation value to the investment divisions of Our Separate Account or to Our Fixed Account, which pays interest at a declared rate, or to a combination of these options.

Each of the Separate Account investment divisions invests in shares of a corresponding portfolio of one of the following "series" type mutual funds:
(1) Fidelity's Variable Insurance Products Fund (VIP),
(2) Fidelity's Variable Insurance Products Fund II (VIP II),
(3) Fidelity's Variable Insurance Products Fund III (VIP III),
(4) American Century's Variable Portfolios, Inc.,
(5) MFS(r) Variable Insurance Trusts,
(6) Lord Abbett's Series Fund, Inc., and
(7) Alger American Fund. The portfolios have different investment policies and objectives.

For a full description of the portfolios, see the Funds' prospectuses, which accompany this prospectus. (See The Funds on page 26.)

The investment divisions that invest in portfolios of Fidelity's Variable Insurance Products Fund are:

VIP Money Market Portfolio
VIP High Income Portfolio
VIP Equity-Income Portfolio
VIP Growth Portfolio
VIP Overseas Portfolio
VIP MidCap Portfolio

The investment divisions that invest in portfolios of Fidelity's Variable Insurance Product Fund II are:

VIP II Asset Manager Portfolio
VIP II Investment Grade Bond Portfolio
VIP II Contrafund Portfolio
VIP II Asset Manager: Growth Portfolio
VIP II Index 500 Portfolio

The investment divisions that invest in portfolios of Fidelity's Variable Insurance Products Fund III are:

VIP III Growth & Income Portfolio
VIP III Balanced Portfolio
VIP III Growth Opportunities Portfolio

The investment divisions that invest in portfolios of the American Century Variable Portfolios, Inc. are:

VP Capital Appreciation Portfolio
VP Value Portfolio
VP Balanced Portfolio
VP International Portfolio
VP Income & Growth Portfolio

The investment divisions that invest in portfolios of the MFS(r) Variable Insurance Trusts are:

VIT Emerging Growth Series
VIT Research Series
VIT Investors Trust Series
VIT New Discovery Series

The investment divisions that invest in portfolios of the Lord Abbett Series Fund, Inc. are:

Lord Abbett VC Growth & Income Portfolio
Lord Abbett VC Mid-Cap Value Portfolio
Lord Abbett VC International Portfolio

The investment divisions that invest in portfolios of the Alger American Fund are:

Alger American Small Capitalization Portfolio
Alger American MidCap Growth Portfolio
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio

Each portfolio pays a different investment management or advisory fee and different operating expenses. The fees and expenses for the year ending December 31, 2000 are shown under the table of Portfolio Annual Expenses.
See "Investment Policies Of The Funds' Portfolios" on page 27, and "Charges In The Funds" on page 50.

Transfers

You may transfer Your accumulation value among the investment divisions and between the Fixed Account and the investment divisions before the maturity date (although we may restrict or eliminate this transfer privilege at any time). After the maturity date, You may make two transfers each year among the Separate
Account investment divisions. We require a minimum amount, usually $200 (or 100% of an investment division if less than $200), for each transfer. Currently, We do not charge for making transfers. However, We reserve the right to assess a $15 administrative charge after the 12th transfer in a contract year. Transfer requests received before the New York Stock Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. See definition of "business day." For limitations on transfers to and from the Fixed Account, see "The Fixed Account" on page 36.

Surrenders

You may generally withdraw all or part of Your surrender value at any time, before annuity payments begin. You may also elect a systematic withdrawal option (See "Systematic Withdrawals" on page 44.) (Your retirement plan may restrict surrenders.) You may withdraw up to 10% of Your net premiums (premiums less prior surrenders, as determined on the date of the surrender), once each contract year without incurring a surrender charge. (See "Free Surrender Amount" on Page 29). We may impose a surrender charge on any surrender in excess of the free surrender amount (including surrenders to begin annuity payments), and upon full surrender We may also deduct an annual maintenance fee. The amount You request plus any surrender charge will be deducted from Your accumulation value. You may take a surrender in a lump sum or use it to purchase an annuity that will continue as long as You live or for some other period You select. A surrender may have negative tax consequences, including a 10% tax penalty on certain surrenders prior to age 59 1/2. Under non-qualified contracts, earnings, if any, are withdrawn first for tax purposes and are taxed as ordinary income. (See "Surrender Charges on Surrenders" on page 48, "FEDERAL TAX STATUS" on page 51, and "SELECTING AN ANNUITY OPTION" on page 56.) Surrenders from contracts used for tax-qualified retirement plans may be restricted or penalized by the terms of the plan or applicable law.

Partial Waiver of Surrender Charge - Terminal Illness.

This benefit provides a one time free partial surrender of up to 50% of Your accumulation value if the annuitant is expected to live less than 12 months. A certification is required from a qualified medical practitioner for this benefit. There is no charge for this benefit and it is not available during the first contract year. It is also not applicable if the annuitant's attained age is greater than 75 at the time of issue.

Partial Waiver of Surrender Charge - Charitable Remainder Trust.

This benefit provides for a potential increase in the free surrender amount. Under this benefit, the free surrender amount is the greater of: a) Your accumulation value less Your net premiums at the close of the prior business day or b) 10% of Your net premiums. There is no charge for this benefit and it is only available if the owner is a Charitable Remainder Trust. Charges and Fees Sales expenses are not deducted from premium payments. However, a surrender charge may be assessed against premium payments when they are withdrawn, including surrenders to effect an annuity and systematic withdrawals. (See "Surrender Charges on Surrenders" on page 48.) The length of time between the receipt of each premium payment and the surrender determines the surrender charge. For this purpose, premium payments will be deemed to be withdrawn in the order in which they are received and all surrenders will be made first from premium payments and then from other accumulation values. The charge is a percentage of the premium withdrawn and is as follows:

Length of Time Surrender From Premium Payment 	Charge(Number of Years)
			1							7%
			2							7%
			3							6%
			4							5%
			5							4%
			6							3%
			7							2%
	 		8+							0%

No surrender charge will be assessed upon:

(a)	payment of death benefits; or
(b)	exercise of the free look right.

In addition, the surrender charge may be partially waived pursuant to the Terminal Illness and Charitable Remainder Trust riders.
Certain conditions may apply to these waivers. Please refer to Your contract for details. Surrenders may be subject to tax consequences. (See "FEDERAL TAX STATUS" on page 51.)

Mortality and Expense Risk Charge

We currently deduct a 0.95% per annum charge against all accumulation values held in the Separate Account for assuming the mortality and expense risks under the contract. The maximum mortality and expense risk charge is X.XX%. (See "Mortality and Expense Risk Charge" on page 49.)

Annual Maintenance Fee

We deduct an annual maintenance fee of $30 from each contract. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. Currently, We waive the $30 annual maintenance fee for contracts with net premiums of $50,000 or more on the contract anniversary. (See "CHARGES, FEES AND DEDUCTIONS" on page 48.)

Transfer Fee

There may be a $15 charge for each transfer in excess of 12 in any one contract year. Premium Taxes We will deduct from Your accumulation value at surrender, death or annuitization the amount of any premium taxes levied by a state or any government entity. (See "Premium Taxes" on page 50).

Optional Rider Charges

We deduct an additional fee for each optional rider You select. For a list of these charges, see "Fees for Optional Riders" and the description of each rider.


Fee Table - Summary of Basic Contract  Fees

This information is intended to assist You in understanding the various costs and expenses that You will bear under the basic contract. It reflects expenses of the Separate Account as well as the portfolios.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases		None

Transfer Fee (There is currently no charge for transfers. We reserve the right to charge $15 for each transfer in excess of 12 in one contract year).
	$0 - $15
Maximum Surrender Charge (as a percentage of premium withdrawn)		7.00%
Annual Maintenance Fee(1)		$30.00
Separate Account Annual Expenses (as a percentage of average daily accumulation value)
Mortality and Expense Risk Charge (current charge)		0.95%
Mortality and Expense Risk Charge (maximum charge)		X.XX%
Total Separate Account Expenses for the Basic Contract (currently)	0.95%
(1) The annual maintenance fee is deducted proportionally from the accumulation value at the time of the charge. We reserve the right to change this fee, however, it will not exceed $60 per contract year. The annual maintenance fee is reflected in the examples below by a method intended to show the "average" impact of the annual maintenance fee on an investment in the Separate Account. The annual maintenance fee is deducted only when the net premiums are less than $50,000. In the example, the annual maintenance fee is approximated as a [X.XX%] annual asset charge based on the anticipated average net premiums of the contracts.

Fees for Optional Riders

You may add various riders to the basic contract. You must elect these riders on Your contract application. We will deduct a corresponding charge for each optional rider You elect. These are daily charges, as a percentage of your daily accumulation value, at the annual rates specified below. Charges for these optional riders are in addition to the charges for the basic contract (stated above). If You elect all of these riders, the total Separate Account expenses would be X.XX% per year. We reserve the right to change the charge for each optional rider. Once elected, these optional riders may not be terminated.
The following brief descriptions of the riders are only summaries. Each rider is subject to particular terms and conditions that are specified in the rider itself, so you should read each rider carefully if you are interested in it.

Bonus Credit Rider

If You elect this rider on Your application, then We will credit a 4.0% bonus credit to Your premium payments received during the first contract year. We will deduct an additional daily charge assessed against Your Separate Account accumulation value during the first 8 contract years at the annual rate noted below:

4.0% Bonus Credit Charge (current charge)	X.XX%
4.0% Bonus Credit Charge (maximum charge)	X.XX%

Minimum Premium Rider

If You elect this rider on Your application, then We will lower the amount of the minimum initial premium required for non-qualified contracts from $10,000 to $2,000 for an additional daily charge against Your Separate Account accumulation value until Your net premium is greater than the regular minimum premium requirement of $10,000. If the net premium is never greater than $10,000, then the additional daily charge will continue until the maturity date. The charge for this rider is at the annual rate noted below:

Minimum Premium Rider Charge (current charge)	X.XX%
Minimum Premium Rider Charge (maximum charge)	X.XX%

Guaranteed Minimum Death Benefit Rider

If You elect this rider on Your application, then We will guarantee that the death benefit will be the greater of total premiums minus surrenders accumulated at 7% per year (limited to an additional 100% of premiums minus surrenders) or the accumulation value. We will deduct an additional daily charge against Your Separate Account accumulation value (until the maturity date) at the annual rate noted below:

Guaranteed Minimum Death Benefit Rider Charge (current charge)	X.XX%
Guaranteed Minimum Death Benefit Rider Charge (maximum charge)	X.XX%




Higher Education Rider

If You elect this rider on Your application, then We will provide an extra benefit equal to 38% of the taxable surrender amount in order to help compensate for any estimated tax liability for early surrender. This rider is only available for non-qualified contracts. Under this rider, You may request surrenders, made directly payable to a United States accredited institution of higher education, at any time after the 5th contract anniversary. We will deduct an additional daily charge against Your Separate Account accumulation value (until the maturity date) at the annual rate noted below:

Higher Education Rider Charge (current charge)	X.XX%
Higher Education Rider Charge (maximum charge)	X.XX%

Estate Planning Rider

If You elect this rider on Your application, then We will provide an extra death benefit of 40% of taxable earnings in order to help compensate for any tax liability at death. This rider is only available for non-qualified contracts. If You have no earnings when the death benefit is calculated, then You will receive no benefit. We will deduct an additional charge against Your Separate
Account accumulation value (until the maturity date) at the annual rate listed below:

Estate Planning Rider Charge (current charge)	X.XX%
Estate Planning Rider Charge (maximum charge)	X.XX%

Fee Table Including All Optional Riders

This information is intended to assist You in understanding the various costs and expenses that You will bear if You elect all of the optional riders.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases		None

Transfer Fee (There is currently no charge for transfers. We reserve the right to charge $15 for each transfer in excess of 12 in one contract year).
	$0 - $15
Maximum Surrender Charge (as a percentage of premium withdrawn)		7.00%
Annual Maintenance Fee  (current; see footnote 1 above)		$30.00
Separate Account Annual Expenses (as a percentage of average daily accumulation value)

   								Current	Maximum
Mortality and Expense Risk Charge			0.95%	      X.XX%
Bonus Credit Rider Charge				X.XX%	      X.XX%
Minimum Premium Rider Charge				X.XX%		X.XX%
Guaranteed Minimum Death Benefit Rider Charge	X.XX%		X.XX%
Higher Education Rider Charge				X.XX%		X.XX%
Estate Planning Rider Charge				X.XX%		X.XX%
Total Separate Account Expenses for a Contract
with all of the Optional Riders			X.XX%		X.XX%
[PORTFOLIO ANNUAL EXPENSES(1)
(as a percentage of Portfolio average net assets after fee waivers and expense reimbursement but before any reductions for custodian and other expense offsets.)


                           	TOTAL
	                        MANAGEMENT	12b-1	OTHER	    ANNUAL
                            	FEES	      FEES	EXPENSES  EXPENSES(2)
VIP Money Market(8) Portfolio	0.27% 	0.00%	0.08% 	0.35%
VIP High Income Portfolio	0.58% 	0.00%	0.10% 	0.68%
VIP Equity-Income(3) Portfolio0.48% 	0.00%	0.08% 	0.56%
VIP Growth(3) Portfolio	      0.57% 	0.00%	0.08%	      0.65%
VIP Overseas(3) Portfolio	0.72% 	0.00%	0.17% 	0.89%
VIP MidCap(3)  Portfolio	0.57% 	0.00%	0.17% 	0.74%
VIP II Asset Manager Portfolio0.53%	      0.00%	0.08% 	0.61%
VIP II Investment Grade Bond Portfolio0.43%0.00%0.11% 	0.54%
VIP II Contrafund(3) Portfolio0.57%	      0.00%	0.09%	      0.66%
VIP II Asset Manager:  Growth(3) Portfolio0.58%	0.00%	0.11%	0.69%
VIP II Index 500(4) Portfolio	0.24%  	0.00%	0.04%	      0.28%
VIP III Growth & Income(4) Portfolio0.48%	0.00%	0.10% 	0.58%
VIP III Balanced(3) Portfolio	0.43% 	0.00%	0.15% 	0.58%
VIP III Growth Opportunities(3) Portfolio0.58%0.000.10%     0.68%
American Century VP Capital Appreciation
Portfolio	                  0.98%	      0.00%	0.00% 	0.98%
American Century VP Value Portfolio	1.00%	0.00%	0.00% 	1.00%
American Century VP Balanced Portfolio0.90%0.00%0.00% 	0.90%
American Century VP International Portfolio1.23%0.00%	0.00%	1.23%
American Century VP Income & Growth Portfolio0.70%0.00%0.00%0.70%
MFS VIT Emerging Growth(5) Series0.75%	0.00%	0.10% 	0.85%
MFS VIT Research(5) Series	   0.75% 	0.00%	0.10% 	0.85%
MFS VIT Investors Trust(5) Series0.75%	0.00%	0.12%	      0.87%
MFS VIT New Discovery(5) (6) Series	0.90%	0.00%	0.16% 	1.06%
Lord Abbett VC Growth & Income Portfolio0.50%0.00%0.53%     1.03%
Lord Abbett VC Mid-Cap Value(7) Portfolio0.00%0.00%0.35%    0.35%
Lord Abbett VC International(7) Portfolio0.00%0.00%0.35%    0.35%
Alger American Small Capitalization Portfolio0.85%0.00%0.05%0.90%
Alger American MidCap Growth Portfolio0.80%0.00%0.04% 	0.84%
Alger American Growth Portfolio0.75%	0.00%	0.04% 	0.79%
Alger American Leveraged AllCap Portfolio0.85%	0.00%	0.05%	0.90%

(1)	The portfolio expense data was provided by the funds or their managers.
Midland has not independently verified the accuracy of the Fund data.
(2)	The annual expenses shown are based on actual expenses for 2000 except as noted for the Lord Abbett VC Mid-Cap Portfolio and the Lord Abbett VC International Portfolio. The expenses shown for Fidelity's VIP, VIP II and
VIP III Portfolios are those applicable to the Initial Class.
(3)	Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodial expenses. Including these reductions, total operating expenses would have been as follows:

VIP Equity-Income Portfolio	0.55%
VIP Growth Portfolio	0.64%
VIP Overseas Portfolio	0.87%
VIP MidCap Portfolio	0.69%
VIP II Contrafund Portfolio	0.63%
VIP II Asset Manager: Growth Portfolio	0.68%
VIP III Growth & Income Portfolio	0.57%
VIP III Balanced Portfolio	0.56%
VIP III Growth Opportunities Portfolio	0.66%
(4)	Fidelity Management and Research agreed to reimburse a portion of the
VIP II Index 500 expenses during 2000. Without this reimbursement, the VIP II Index 500 would have had total expenses of 0.33%. This arrangement may be discontinued by the Fund's manager at any time.
(5)	Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend-disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Including these reductions, the total expenses would have been as follows:

MFS VIT Emerging Growth Series	0.84%
MFS VIT Research Series	            0.84%
MFS VIT Investors Trust Series	0.86%
MFS VIT New Discovery Series  	1.05%

This arrangement may be discontinued by the fund's manager at any time.

(6)	MFS has agreed to bear expenses for this portfolio, such that the portfolio's other expenses shall not exceed 0.15%. Without this limitation, the other expenses and total expenses would have been 0.19% and 1.09% for the MFS VIT New Discovery.
(7)	For the year 2000, Lord Abbett & Co. voluntarily waived its management fees from the VC Mid-Cap Value and VC International portfolios and reimbursed a portion of each portfolio's expenses. Without these waivers and reimbursements, the total expenses would have been 1.56% for the VC Mid-Cap Value and 2.37% for the VC International Portfolios. For the year 2001,Lord Abbett & Co. has agreed formally to continue to reimburse a portion of each of those Portfolio's expenses to the extent necessary to maintain its "Other Expenses" at 0.35% of its average net assets. This agreement may be discontinued by Lord Abbett & Co. at any time.
(8)	The annual class operating expenses provided are based on historical expenses, adjusted to reflect the current management fee structure.]

Expense Examples

The following tables show what Your costs would be under this contract under certain assumptions. These examples are based on the actual charges and expenses for the contract, the elective riders, and the portfolios (for the year 2000) as stated in the Fee Table above. These examples assume that the applicable portfolio fee waivers and expense reimbursements will continue for the length of time shown in the examples. We cannot guarantee that they will continue.

EXAMPLE 1 (Contract surrendered, No riders)

Example 1 below shows the dollar amount of expenses that You would pay if You: invested $1,000 in a investment division; earned a 5% annual return on Your investment; fully surrendered or annuitized Your contract at the end of the period and We deducted the basic contract's surrender charge and a $30 annual maintenance fee; and selected none of the optional riders thereby resulting in maximum Separate Account charges of 0.95% per year.

EXAMPLE 2 (Contract surrendered, All riders, Current charges)
Example 2 has the same assumptions as Example 1, except that it assumes You selected all of the optional riders for maximum Separate Account charges of [X.XX%] at current rates.


                        	Example 1			Example 2
	                        (No Riders)			(All Riders)
	                     1 Year	3 Years	1 Year	3 Years
[VIP Money Market Portfolio
VIP High Income Portfolio
VIP Equity-Income Portfolio
VIP Growth Portfolio
VIP Overseas Portfolio
VIP MidCap Portfolio
VIP II Investment Grade Bond Portfolio
VIP II Asset Manager Portfolio
VIP II Index 500 Portfolio
VIP II Contrafund Portfolio
VIP II Asset Manager: Growth Portfolio
VIP III Balanced Portfolio
VIP III Growth Opportunities Portfolio
VIP III Growth & Income Portfolio
American Century VP Capital Appreciation Portfolio
American Century VP Balanced Portfolio
American Century VP Value Portfolio
American Century VP International Portfolio
American Century VP Income & Growth Portfolio
MFS VIT Emerging Growth Series
MFS VIT Research Series
MFS VIT Investors Trust Series
MFS VIT New Discovery Series
Lord Abbett VC Growth and Income Portfolio
Lord Abbett VC Mid-Cap Value Portfolio
Lord Abbett VC International Portfolio
Alger American Small Capitalization Portfolio
Alger American MidCap Growth Portfolio
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio

EXAMPLE 3 (No surrender, No riders)
Example 3 has the same assumptions as Example 1, except that You do not surrender or annuitize Your contract. Surrender charges are not deducted. Like Example 1, We assume that You selected the basic contract only and none of the optional riders, resulting in total Separate Account charges of 0.95% per year.
EXAMPLE 4 (No surrenders, All riders, Current charges)
Example 4 has the same assumptions as Example 2, except that You do not surrender or annuitize Your contract. Surrender charges are not deducted. Like Example 2, We assume that You selected the optional riders for maximum Separate Account charges of X.XX% (at current rates).
                                	Example 3	Example 4
                                	(No Riders)	(All Riders)

                        	1 Year	3 Years	1 Year	3 Years
[VIP Money Market Portfolio
VIP High Income Portfolio
VIP Equity-Income Portfolio
VIP Growth Portfolio
VIP Overseas Portfolio
VIP MidCap Portfolio
VIP II Investment Grade Bond Portfolio
VIP II Asset Manager Portfolio
VIP II Index 500 Portfolio
VIP II Contrafund Portfolio
VIP II Asset Manager: Growth Portfolio
VIP III Balanced Portfolio
VIP III Growth Opportunities Portfolio
VIP III Growth & Income Portfolio
American Century VP Capital Appreciation Portfolio
American Century VP Balanced Portfolio
American Century VP Value Portfolio
American Century VP International Portfolio
American Century VP Income & Growth Portfolio
MFS VIT Emerging Growth Series
MFS VIT Research Series
MFS VIT Investors Trust Series
MFS VIT New Discovery Series
Lord Abbett VC Growth and Income Portfolio
Lord Abbett VC Mid-Cap Value Portfolio
Lord Abbett VC International Portfolio
Alger American Small Capitalization Portfolio
Alger American MidCap Growth Portfolio
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio

EXAMPLE 5 (Contract surrendered, All riders, All maximum rider charges) Example 5 below shows the dollar amount of expenses that You would pay if You: invested $1,000 in a investment division;
earned a 5% annual return on Your investment;
fully surrendered or annuitized Your contract at the end of the period and We deducted the contract's surrender charge, maximum mortality and expense risk charge of X.XX% and a $60 annual maintenance fee; and selected all of the optional riders thereby resulting in maximum Separate Account charges of X.XX% per year (at maximum rates).

			                    Example 5
		                       	(All Riders)
		                    	1 Year	3 Years
[VIP Money Market Portfolio
VIP High Income Portfolio
VIP Equity-Income Portfolio
VIP Growth Portfolio
VIP Overseas Portfolio
VIP MidCap Portfolio
VIP II Investment Grade Bond Portfolio
VIP II Asset Manager Portfolio
VIP II Index 500 Portfolio
VIP II Contrafund Portfolio
VIP II Asset Manager: Growth Portfolio
VIP III Balanced Portfolio
VIP III Growth Opportunities Portfolio
VIP III Growth & Income Portfolio
American Century VP Capital Appreciation Portfolio
American Century VP Balanced Portfolio
American Century VP Value Portfolio
American Century VP International Portfolio
American Century VP Income & Growth Portfolio
MFS VIT Emerging Growth Series
MFS VIT Research Series
MFS VIT Investors Trust Series
MFS VIT New Discovery Series
Lord Abbett VC Growth and Income Portfolio
Lord Abbett VC Mid-Cap Value Portfolio
Lord Abbett VC International Portfolio
Alger American Small Capitalization Portfolio
Alger American MidCap Growth Portfolio
Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio

The examples are based on actual expenses for 2000 except as noted in footnote
(7) in the Table of "Portfolio Annual Expenses" for the Lord Abbett VC Mid-Cap Portfolio and the Lord Abbett VC International Portfolio. Actual expenses reflected are before any fee waivers and after expense reimbursements.
The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical; past or future annual returns may be greater or lesser than the assumed amount.


Suitability of the Contracts

Because of the surrender charge and other expenses, the contracts are not appropriate for short-term investment. The contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as IRAs and 401(k) plans. The tax-deferred feature of the contracts is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the death benefit, lifetime annuity payments, and optional riders make the contract appropriate for their purposes.

Death Benefit

The Variable Annuity III contract pays a death benefit when the annuitant or owner's dies before the maturity date if the contract is still in force. The death benefit is equal to the greater of (a) the accumulation value, (b) net premiums, or (c) if elected, the guaranteed minimum death benefit. Premium taxes may be deducted from the death benefit proceeds.

Other Products

We may offer other variable annuity contracts through Our Separate Account that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage You to carefully consider the costs and benefits of the contract to ensure that it is consistent with Your personal investment goals and needs. To obtain more information about these contracts, contact Your agent, or call us at 1-877-586-0240.

Inquiries And Correspondence

If You have any questions about Your contract or need to make changes, then contact Your financial representative who sold You the contract, or contact Us at Our Principal Office at:
Midland National Life Insurance Company
4601 Westown Parkway, Suite 300
West Des Moines, IA 50266
Phone #:  1-877-586-0240
Fax #:  XXX-XXX-XXXX

You may send correspondence and transaction requests to Us by facsimile or telephone. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the contract owner by name, social security number, date of birth of the owner or the insured, or other identifying information. We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile or telephone when the original request is not sent to Our Principal Office. You bear those risks.

State Variations

Certain provisions of the contracts may be different than the general description in this prospectus, and certain riders and options may not be available, because of legal restrictions in Your state. See Your contract for specific variations since any such state variations will be included in Your contract or in riders or endorsements attached to Your contract. See Your agent or contact our Principal Office for additional information that may be applicable to Your state.

Financial Information

Our financial statements, and financial statements for the Separate Account, are in the Statement of Additional Information.

SEPARATE ACCOUNT C AND THE FUNDS

Our Separate Account And Its Investment Divisions

The "Separate Account" is the Midland National Life Separate Account C, established under the insurance laws of the State of South Dakota in March, 1991 and now governed by Iowa law. It is a unit investment trust registered with the
Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not involve any SEC supervision of its management or investment contracts. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the Funds.

You may allocate part or all of Your net premiums to any of the investment divisions of Our Separate Account.

The Funds Each of the 30 portfolios available under the contract is commonly called a mutual fund. Each one is a "series" of one of the following open-end diversified investment companies:

(a)	Fidelity's Variable Insurance Products Fund Initial Class,
(b)	Fidelity's Variable Insurance Products Fund II Initial Class,
(c)	Fidelity's Variable Insurance Products Fund III Initial Class,
(d)	American Century Variable Portfolios, Inc.,
(e)	MFS Variable Insurance Trusts, and
(f)	Lord Abbett Series Fund, Inc.
(g)	Alger American Fund

Our Separate Account buys and sells the shares of each portfolio at net asset value (with no sales or surrender charge). More detailed information about the portfolios and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus and in the Funds' Statements of Additional Information. You should read the Funds' prospectuses carefully before allocating or transferring money to any portfolio.

We may from time to time receive revenue from the Funds and/or from their managers. The amounts of the revenue, if any, may be substantial and may vary from portfolio to portfolio and may be based on the amount of Our investments in the Funds. Investment Policies Of The Funds' Portfolios Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks.

Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:

Portfolio Objective

VIP Market Money Portfolio

Seeks as high a level of current income as is consistent with preservation of capital and liquidity by investing in U.S. dollar-denominated money market securities.

VIP High Income Portfolio

Seeks a high level of current income by investing primarily in income-producing debt securities while also considering growth of capital. Contract owners should understand that the fund's unit price may be volatile due to the nature of the high yield bond marketplace.

VIP Equity-Income Portfolio

Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the investment manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite

Index of 500 Stocks.
VIP Growth Portfolio
Seeks capital appreciation by investing in common stocks. The adviser invests the fund's assets in companies the adviser believes have above-average growth potential.

VIP Overseas Portfolio

Seeks long-term growth of capital, primarily through investments in foreign securities.
VIP MidCap Portfolio

Seeks long-term growth of capital.

VIP II Asset Manager Portfolio

Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments.

VIP II Investment Grade Bond Portfolio

Seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.

VIP II Contrafund Portfolio

Seeks to achieve capital appreciation over the long-term by investing in common stocks and securities of companies whose value the manager believes is not fully recognized by the public.

VIP II Asset Manager: Growth Portfolio

Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

VIP II Index 500 Portfolio

Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

VIP III Growth & Income Portfolio

Seeks high total return, combining current income and capital appreciation. Invests mainly in stocks that pay current dividends and show potential for capital appreciation.

VIP III Balanced Portfolio

Seeks both income and growth of capital. When the investment manager's outlook is neutral, it will invest approximately 60% of the fund's assets in equity securities and will always invest at least 25% of the fund's assets in fixed-income senior securities.

VIP III Growth Opportunities Portfolio

Seeks capital growth by investing primarily in common stocks. Although the fund invests primarily in common stocks, it has the ability to purchase other securities, including bonds, which may be lower-quality debt securities.

American Century VP Capital Appreciation Portfolio

Seeks capital growth by investing primarily in common stocks that management considers to have better-than-average prospects for appreciation.

American Century VP Value Portfolio
Seeks long-term capital growth with income as a secondary objective. Invests primarily in equity securities of well-established companies that management believes to be under-valued.


American Century VP Balanced Portfolio

Seeks capital growth and current income. Invests approximately 60 percent of its assets in common stocks that management considers to have better than average potential for appreciation and the rest in fixed income securities.

American Century VP International Portfolio

Seeks capital growth by investing primarily in securities of foreign companies that management believes to have potential for appreciation.

American Century VP Income & Growth Portfolio

Seeks dividend growth, current income and capital appreciation. The Portfolio will seek to achieve its investment objective by investing in common stocks.

MFS VIT Emerging Growth Series

Seeks to provide long-term growth of capital.

MFS VIT Research Series

Seeks to provide long-term growth of capital and future income.

MFS VIT Investors Trust Series

Seeks long-term growth of capital with a secondary objective to seek reasonable current income.

MFS VIT New Discovery Series

Seeks capital appreciation.

Lord Abbett VC Growth and Income Portfolio

Seeks long-term growth of capital and income without excessive fluctuation in market value.

Lord Abbett VC Mid-Cap Portfolio

Seeks Capital Appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

Lord Abbett VC International

Seeks long-term capital appreciation invests primarily in equity securities of non-U.S. issuers.

Alger American Small Capitalization Portfolio

Seeks long-term capital appreciation by focusing on small, fast growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600.

Alger American MidCap Growth Portfolio

Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies in the S&P MidCap 400 Index.

Alger American Growth Portfolio

Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American Leveraged AllCap Portfolio

Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing including interest paid on the money borrowed. Fidelity Management & Research Company manages the VIP, VIP II and VIP III portfolios. American Century Investment Management, Inc. manages the American Century VP portfolios. MFS(r) Services Company manages the MFS Variable Insurance Trusts. Lord Abbett & Co. manages the Lord Abbett Series Fund, Inc. Fred Alger Management, Inc. manages the Alger American Fund.] The Funds may make a material change in their investment policies. In that case, We will send You notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may transfer any amount that You have in that investment division to another investment division.

The Funds sell their shares to separate accounts of various insurance companies to support both variable life insurance and variable annuity contracts, and to qualified retirement plans. We currently do not foresee any disadvantages to
Our contract owners arising from this use of the Funds for mixed and shared funding. The Funds will monitor for possible conflicts arising out of this practice. If any such conflict or disadvantage does arise, We and/or the applicable Fund may take appropriate action to protect Your interests.

The Fund portfolios available under these contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the Funds' portfolios that are available under the contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

We Own The Assets Of Our Separate Account

We own the assets of Our Separate Account and use them to support Your contract and other variable annuity contracts. We may permit charges owed to Us to stay in the Separate Account. Thus, We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our Fixed Account. The assets in the Separate Account equal to the reserves and other liabilities of the Separate Account may not be charged with liabilities arising out of Our other business. The obligations under the contracts are Our obligations. The income, gains and losses (realized and unrealized) of the Separate Account are credited to or charged against the Separate Account without regard to Our other income, gains, or losses. Under certain unlikely circumstances, one investment division of the Separate Account may be liable for claims relating to the operations of another division.

Our Right To Change How We Operate Our Separate Account

We have the right to modify how We operate the Separate Account. In making any changes, We may not seek approval of contract owners (unless approval is required by law). We have the right to:

add investment divisions to, or remove investment divisions from Our Separate Account; combine two or more divisions within Our Separate Account; withdraw assets relating to Our variable annuities from one investment division and put them into another; eliminate a portfolio's shares and substitute shares of another portfolio of the Funds or another open-end, registered investment company. This may happen if the portfolio's shares are no longer available for investment or, if in Our judgment, further investment in the portfolio is inappropriate in view of the Separate Account's purposes; end the registration of Our Separate Account under the Investment Company Act of 1940; operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of "interested persons" of Midland under the Investment Company Act of 1940); disregard instructions from contract owners regarding a change in the investment objectives of the portfolio or the approval or disapproval of an investment advisory contract. (We would do so only if required by state insurance egulatory authorities, or otherwise pursuant to insurance law or regulation); and operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. In addition, We may disapprove any change in investment advisers or investment policies unless a law or regulation provides differently. If any changes are made that result in a material change in the underlying investments of any investment division, then You will be notified.

We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the current portfolios.
You may want to transfer the amount in that investment division as a result of changes We have made. If You do wish to transfer the amount You have in that investment division to another division of Our Separate Account, or to Our Fixed Account, then You may do so, without charge, by writing to Our Principal
Office. At the same time, You may also change how Your net premiums are allocated.

DETAILED INFORMATION ABOUT THE
CONTRACT

Requirements for Issuance of a Contract

To buy a contract, You must send Us an
application form and an initial premium
payment of at least $10,000 (unless You elect the minimum premium rider; see below), or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract.
Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50, may then be made payable to Midland and mailed to the Principal
Office.

If Your application is complete, then We will accept or reject it within two business days of receipt. If the application is incomplete, then
We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for the delay and the premium payment will be returned immediately unless You let Us keep the premium payment until the application is complete.

Your initial premium payment will be allocated according to Your choice as of the business day
We receive it or We accept Your application, whichever is later. Each premium received thereafter will be allocated to Our Separate
Account or Fixed Account on the day of receipt, according to Your instructions.

Minimum Premium Rider

At the time of application, You may select this
rider which allows for a lower initial premium
payment for non-qualified contracts.  Under the
minimum premium rider, You may make an
initial premium payment of $2,000 (or more).
We currently deduct a daily charge of [X.XX%]
per annum against Your Separate Account
accumulation value for this rider (the maximum
charge is X.XX%).  We will continue to assess a
fee for this benefit until Your net premium
exceeds the regular minimum premium
requirement of $10,000.  Once Your net
premium exceeds $10,000, we will cease
imposing the additional charge even if Your
accumulation value falls below $10,000 in the
future because of negative investment
performance.  This charge will continue
indefinitely if Your net premium is never
greater than $10,000.   This rider is only
available for non-qualified contracts. We reserve the right to waive the charge for this rider.

Free Look

You generally have a 10-day Free Look period after You receive Your contract. You may review it and decide whether to keep or cancel it. If You want to cancel the contract, then You must return it to the agent who sold it to You or to Our Principal Office. If You cancel Your contract, then We will return:

(1)	the accumulation value less any premium
bonus credit, or
(2)	if greater and if required by law, the full
premium payment.

The length of the Free Look period may vary in certain states in compliance with specific regulations and legal requirements.

Tax-Free "Section 1035" Exchanges

You can generally exchange one annuity
contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue
Code. Before making an exchange, You should compare both annuities carefully. Remember that if You exchange another annuity for the one described in this prospectus, You might have to pay a surrender charge on Your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher
(or lower) and the benefits may be different.
You should not exchange another annuity for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest and not just better for the person trying to sell You this contract (that person will generally earn a commission if You buy this contract through an exchange or otherwise).

Allocation of Premium Payments

You will specify Your desired premium
allocation on the contract's application form.
Your instructions in Your application will dictate how to allocate Your premiums.
Allocation percentages may be any whole
number (from 0 to 100) and the sum must equal
100.  The allocation instructions in Your
application will apply to all other premiums You pay, unless You change subsequent premium allocations by providing Us with written instructions. We reserve the right to limit the number of investment divisions in which You have funds invested. In certain states, allocations to and transfers from the Fixed
Account are not permitted.

Changing Your Premium Allocation
Percentages

You may change the allocation percentages of Your premiums by writing to Our Principal
Office and telling Us what changes You wish to make. These changes will affect transactions as of the date We receive Your request at Our
Principal Office.  While the Dollar Cost
Averaging (DCA) program is in effect, the allocation percentages that apply to any premiums received will be the DCA allocation percentages unless You specify otherwise. (See
"Dollar Cost Averaging" on page 41).

Bonus Credit Rider

At the time of Your application, You may choose the bonus credit rider that will add a credit of 4% to Your premium payments received during the first contract year. We will deduct an additional daily Separate Account charge of X.XX% for this rider. We deduct a daily charge against Your Separate Account accumulation value only during the first 8 contract years. We expect to profit from this charge. Over time, the amount of the Separate
Account charge may exceed the amount of the bonus credits. [Midland has received exemptive relief to allow Us to recapture the full dollar amount of any Bonus Credit if You exercise Your free look right and cancel the contract.]

Your Accumulation Value

Your accumulation value is the sum of Your amounts in the various investment divisions and in the Fixed Account. Your accumulation value reflects various charges. Transaction and surrender charges are made on the effective date of the transaction. Charges against Our
Separate Account are reflected daily.
We guarantee amounts allocated to the Fixed
Account. There is no guaranteed minimum accumulation value for amounts allocated to the investment divisions of Our Separate Account.
You bear the investment risk. An investment division's performance will cause Your accumulation value to go up or down.
Amounts In Our Separate Account
The amount You have in each investment
division is represented by the value of the accumulation units credited to Your accumulation value for that investment division.
The value You have in an investment division is the accumulation unit value times the number of accumulation units credited to You. Amounts allocated, transferred or added to the investment divisions are used to purchase accumulation units. Accumulation units of an investment division are purchased when You allocate net premiums or transfer amounts to that division.
Accumulation units are sold or redeemed when
You make surrenders or transfer amounts from an investment division, and to pay the death benefit when the annuitant or owner dies. We also redeem units to pay for certain charges.
We calculate the number of accumulation units purchased or redeemed in an investment division by dividing the dollar amount of the transaction by the investment division's accumulation unit value at the end of that day.
The number of accumulation units credited to You will not vary because of changes in accumulation unit values.

The accumulation units of each investment division have different accumulation unit values. We determine accumulation unit values for the investment divisions at the end of each business day. The accumulation unit value for each investment division is initially set at $10.00. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the Funds. They reflect investment income, the portfolios' realized and unrealized capital gains and losses, and the Funds' expenses. The accumulation unit values also reflect the daily asset charges
We deduct from Our Separate Account at an effective annual rate of between 0.95% (for the basic contract only) and X.XX% (if you elect all of the optional riders). Additional information on the accumulation unit values is contained in the SAI.

The Fixed Account

You may allocate some or all of Your
accumulation value to the Fixed Account, subject to certain limitations described below.
The Fixed Account pays interest at a declared rate. Your surrender value from the Fixed
Account is guaranteed to be equal to or higher than 100% of the premium accumulated at a guaranteed interest rate of at least 3% minus any surrender charges, surrenders or transfers. The
Fixed Account supports Our insurance and annuity obligations. Certain states do not permit allocations to and transfers from the Fixed
Account. Because of applicable exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment
Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus which relate to the Fixed
Account.

You may accumulate amounts in the Fixed
Account by:
allocating net premiums,
transferring amounts from the investment
divisions, or earning interest on amounts You already have
in the Fixed Account.
Transfers, surrenders and allocated deductions
reduce this amount.  We reserve the right to
limit the amount that, over the contract's life,
You can allocate to the Fixed Account through
allocating premiums and net transfers (amounts
transferred in minus amounts transferred out).
We pay interest on all Your amounts in the
Fixed Account.  The annual interest rate has a
minimum guarantee of 3.0%.  We may, at Our
sole discretion, credit interest in excess of
3.0%.  You assume the risk that interest
credited may not exceed 3.0%.  Currently, We
intend to guarantee the interest rate for one-year
periods.

You may transfer amounts among the
investment divisions and between the Fixed
Account and any investment divisions. The total amount transferred out of the Fixed
Account in any contract year is limited to 20% of the accumulation value in the Fixed Account at the beginning of the contract year. This limit does not apply to transfers made in a Dollar
Cost Averaging or Portfolio Rebalancing
program.

The Fixed Account may not be available in all states. Your state of issue will determine if the Fixed Account is available on Your contract.
Please check Your contract form to see if the Fixed Account is available on Your contract.

Transfers of Accumulation Value

You generally may transfer amounts among the investment divisions and between the Fixed
Account and any investment division prior to maturity date. Currently, You may make an unlimited number of transfers of accumulation value in each contract year prior to the maturity date. However, We reserve the right to assess a $15 charge after the 12th transfer in a contract year.

The minimum transfer amount is $200 or 100% of an investment division if less than $200. The minimum amount does not have to come from or be transferred to just one investment division.
The only requirement is that the total amount transferred that day equals the transfer minimum. Requests received before the New
York Stock Exchange closes will take effect on the same day if that day is a business day.
Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect.
For information regarding telephone or
facsimile requests, see "Inquiries" on page 25.
For limitations on transfers to and from the Fixed Account, see "The Fixed Account" on page 36.

After the maturity date, You can only make two transfers per contract year and only among the investment divisions of the Separate Account.
We reserve the right to restrict or eliminate this transfer privilege at any time.

Market Timing and Excessive Trading Limits
The contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning, and are not designed for or appropriate for market timers or other persons that use programmed, large, or frequent transfers. The use of such transfers can be disruptive to any underlying portfolio and harmful to other contract owners invested in the portfolio. We therefore reserve the right to reject any transfer request (or premium payment) from any person if, in Our judgment, it has the potential to adversely affect an underlying portfolio or other contract owners or if an underlying portfolio objects to or would reject Our transaction order. We may impose severe restrictions on transfers or even prohibit them for particular contract owners who, in Our view, have abused or appear likely to abuse the transfer privilege.

We may apply restrictions in any manner
reasonably designed to prevent transfers that we consider disadvantageous to other owners.

Surrenders

You may withdraw all or part of Your surrender value by sending Us a written request. The surrender value is the Separate Account accumulation value plus Fixed Account accumulation value minus any applicable surrender charges and annual maintenance fee.
In some states a premium tax charge may also be deducted. (Surrenders may be restricted by a retirement plan under which You are covered.)
Partial surrenders from an investment division or the Fixed Account must be made in amounts of $500 or more (except for systematic withdrawals described below) and cannot reduce Your accumulation value to less than $500. If a surrender results in less than $500 remaining, then the entire accumulation value must be withdrawn.

Any applicable surrender charge and any
required tax withholding will be deducted from the amount paid. In addition, upon full surrender an annual maintenance fee (and possibly a premium tax charge) is also subtracted.

Requests received before the New York Stock
Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request.
Unit values are determined at the close of business on the day the request takes effect.
We will generally pay the surrender amount from the Separate Account within seven days after We receive a properly completed surrender request. We may defer payment for a longer period only when:
trading on the New York Stock Exchange is restricted as defined by the SEC;
the New York Stock Exchange is closed
(other than customary weekend and holiday closing);
an emergency exists as defined by the SEC as a result of which disposal of the Separate
Account's securities or determination of the net asset value of each investment division is not reasonably practicable; or for such other periods as the SEC may by order permit for the protection of owners.
If We defer payment for 30 or more days, then during the period of deferment, We will pay interest at the rate required by the jurisdiction in which this contract is delivered.

We expect to pay the surrender amount from the Fixed Account promptly, but We have the right to delay payment for up to six months.
Unless You specify otherwise, Your surrender will be allocated among all investment divisions and the Fixed Account in the same proportion as Your accumulation value bears to each investment division and the Fixed Account.

This allocation is subject to minimum amount requirements. The surrender charge will be determined without reference to the source of the surrender. The charge will be based on the length of time between premium payments and surrenders. (See "CHARGES, FEES AND
DEDUCTIONS" on page 48.)

A surrender will generally have Federal income tax consequences that can include tax penalties and tax withholding. You should consult Your tax advisor before making a surrender. (See
"FEDERAL TAX STATUS" on page 51.)
Under certain types of retirement arrangements, the Retirement Equity Act of 1984 provides that, in the case of a married participant, a surrender request must include the consent of the participant's spouse. This consent must contain the participant's signature and the notarized or properly witnessed signature of the participant's spouse. These spousal consent requirements generally apply to married participants in most qualified pension plans, including plans for self-employed individuals that are considered employee pension benefit plans under the Employee Retirement Income
Security Act of 1974 (ERISA). You should check the terms of Your retirement plan and consult with a tax advisor before making a surrender.

(See "FEDERAL TAX STATUS" on page 51.)

Dollar Cost Averaging

The Dollar Cost Averaging (DCA) program
enables You to make monthly or quarterly
transfers of a predetermined dollar amount from
the DCA source account (any investment
division or the Fixed Account) into one or more
of the investment divisions.  This program may
reduce the impact of market fluctuations by
allocating monthly or quarterly, as opposed to
allocating the total amount at one time.  This
plan of investing does not insure a profit or
protect against a loss in declining markets.  The
minimum monthly or quarterly amount to be
transferred using DCA is $200.
You can elect the DCA program at any time.
You must complete the proper request forms
and there must be a sufficient amount in the
DCA source account.  You can get a sufficient
amount by paying a premium with the DCA
request form, allocating premiums, or
transferring amounts to the DCA source
account.  Copies of the DCA request form can
be obtained by contacting Us at Our Principal
Office.  The election will specify:
(a)	The DCA source account from which
transfers will be made,
(b)	That any money received with the form is to
be placed into the DCA source account,
(c)	The total monthly or quarterly amount to be
transferred to the other investment divisions,
and
(d)	How that monthly or quarterly amount is to
be allocated among the investment
divisions.

The DCA request form must be received with any premium payment You intend to apply to DCA.

Once You elect DCA, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form. All amounts in the DCA source account will be available for transfer under the DCA program.
Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless You specify otherwise. You may change the DCA allocation percentages or DCA transfer amounts twice during a contract year.
If it is requested when the contract is issued, then DCA will start at the beginning of the second contract month. If it is requested after issue, then DCA will start at the beginning of the next contract month after the request is received.

We will process DCA transfers for a maximum of 24 months. You may continue to participate in the DCA program beyond the 24 month period by providing Us with written authorization at the end of each 24 month time period. DCA automatically terminates on the maturity date.

We do not charge any specific fees for You to participate in a DCA program. While We currently allow an unlimited number of free transfers, We do reserve the right to charge $15 for each transfer after the 12th in any contract year.

We reserve the right to end the DCA program by sending You one month's notice.
Fixed Account Dollar Cost Averaging ("Fixed
Account DCA")
At the time of Your application, You may elect one of two Fixed Account DCA programs.
These programs allow You to have a specified amount of Your initial premium transferred each month to the investment divisions of Your choice. These programs may only be elected at issue. While in the Fixed Account DCA accounts, Your premiums will earn a higher rate of interest than is currently credited to the Our
Fixed Account. The interest rate will vary depending upon the Fixed Account DCA program You choose at the time You purchase the contract. You may choose 1 of the following 2 Fixed Account DCA programs:
The 6-month Fixed Account DCA program:
Under this program, You allocate Your initial premium to the 6-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 6-Month DCA account for a six-month period beginning on the issue date. Transfers will occur each month over the six-month period with the final transfer including all amounts remaining in the 6-Month DCA account.

The 12-month Fixed Account DCA program:
Under this program, You allocate Your initial premium to the 12-Month DCA account and We will credit a guaranteed rate of interest on the diminishing balance of the premium remaining in the 12-Month DCA account for a twelve-month period beginning on the issue date.
Transfers will occur each month over the twelve-month period with the final transfer including all amounts remaining in the 12-
Month DCA account.

Portfolio Rebalancing

The Portfolio Rebalancing option allows
contract owners, who are not Dollar Cost
Averaging, to reset the percentage of
accumulation value allocated to each investment division to a pre-set percentage level on a quarterly, semi-annual, or annual basis. The accumulation value must be at least $5,000 on each contract anniversary to be eligible for this program. If You elect this option, then on the contract anniversary day, We will transfer the amounts needed to "rebalance" the accumulation value to Your specified percentages. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.
We reserve the right to end the Portfolio
Rebalancing option by sending You one
month's notice. Contact Us at Our Principal
Office to elect the Portfolio Rebalancing option.
There is no charge for Portfolio Rebalancing.
Fixed Account Earnings Sweep Program
You may elect to have any Fixed Account
interest earnings transferred on a monthly or quarterly basis to one or more of the Separate
Account investment divisions. Transfers will be made on the contract anniversary day each month or quarter to the investment divisions
You select or according to the DCA program.
While this program is active, You may not allocate future premium payments to the Fixed
Account. There is no charge for earnings sweep transfers and an earnings sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the Fixed Account due to an earnings sweep transfer are counted toward the 20% of Fixed
Account accumulation value that may be
transferred out of the Fixed Account during any contract year.

Systematic Withdrawals

The Systematic Withdrawal feature allows You to have a portion of the accumulation value withdrawn automatically. These payments can be made only: (1) while the annuitant is living,
(2) before the maturity date, and (3) after the Free Look period. You may elect this option by sending a properly completed Preauthorized
Systematic Withdrawal Request Form to Our
Principal Office. You may designate the systematic withdrawal amount or the period for systematic withdrawal payments. You will also designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See Your contract for details on systematic withdrawal options and when each begins.

If the New York Stock Exchange is closed on the day when the withdrawal is otherwise to be made, then the withdrawal will be processed on the next business day. The deduction caused by the systematic withdrawal will be allocated proportionately to Your accumulation value in the investment divisions and the Fixed Account.
You can stop or modify the systematic
withdrawals by sending Us a written request. A proper written request must include the written consent of any effective assignee or irrevocable beneficiary, if applicable.

Each systematic withdrawal must be at least
$200. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $200. Upon payment, We reduce Your accumulation value by an amount equal to the payment proceeds plus any applicable surrender charge. (See
"Surrender Charges on Surrenders" on page 48.)
The surrender charge applies to systematic withdrawals in excess of the free surrender amount in the same manner as it applies to other surrenders.

Systematic withdrawals taken to satisfy IRS required minimum surrenders and paid under a life expectancy option will not be subject to a surrender charge. Any systematic withdrawal that would equal or exceed the surrender value will be treated as a complete surrender. In no event will the payment of a systematic withdrawal exceed the surrender value. The contract will automatically terminate if a systematic withdrawal causes the contract's surrender value to equal zero.

To the extent, if any, that there are earnings in the contract, systematic withdrawals generally are included in the contract owner's gross income for tax purposes in the year in which the surrender occurs, and may be subject to a penalty tax of 10% before age 59 1/2 .
Additional terms and conditions for the
systematic withdrawal program are set forth in Your contract and in the application for the program.

Free Surrender Amount

You may withdraw up to 10% of Your net
premiums (premiums less surrenders) once each contract year without incurring a surrender charge. The value of 10% of the net premiums is determined on the date of the partial surrender. If this option is not exercised or if less than 10% is withdrawn, any unused amount will not be carried over to a subsequent contract year. The free surrender amount is not subject to the $500 minimum surrender amount.

Partial Waiver of Surrender Charge -
Terminal Illness
This benefit provides a one time free partial surrender of up to 50% of Your accumulation value if the annuitant is expected to live less than 12 months. A certification is required from a qualified medical practitioner for this benefit.
There is no charge for this benefit and it is not available during the first contract year. It is also not applicable if the annuitant's attained age is greater then 75 at the time of issue. Other conditions apply; see Your rider for details.
Partial Waiver of Surrender Charge -
Charitable Remainder Trust
This benefit provides for a potential increase in the free surrender amount. Under this benefit, the free surrender amount is the greater of: a)
Your accumulation value less Your net
premiums at the close of the prior business day or b) 10% of Your net premiums at the time of the partial surrender. There is no charge for this benefit and it is only available if the owner is a Charitable Remainder Trust.

Death Benefit

If the annuitant or the owner dies before the
maturity date, then the death benefit must be
paid within 5 years of the annuitant's or owner's
death (other than amounts payable to, or for the
benefit of, the surviving spouse of the owner).
For joint annuitants the death benefit is paid
upon the second death.  For joint owners the
death benefit is paid upon the first death.  The
value of the death benefit, as described below,
will be determined based on the accumulation
value on the business day that Our Principal
Office receives the later of:
(a)	due proof of death and
(b)	an election form of how the death benefit is
to be paid.
Unless a payment option is selected within 90 days after We receive due proof of death, the death benefit will be paid as a lump sum calculated as of that date.
If an owner dies on or after the maturity date, then any remaining amounts, other than amounts payable to, or for the benefit of, the owner's surviving spouse, must be paid at least as rapidly as the benefits were being paid at the time of the owner's death. Other rules relating to distributions at death apply to qualified contracts.

The death benefit paid to the beneficiary will be
the greatest of:
(a)	 the accumulation value; or
(b) 100% of the total net premium payments
made to Your contract; or
(c)	the guaranteed minimum death benefit, if
elected, as defined below.
Premium taxes may be deducted from the death benefit proceeds.

Guaranteed Minimum Death Benefit
(GMDB)

If You elect the guaranteed minimum death benefit rider, then the death benefit will be the greater of total premiums paid minus any surrenders accumulated at 7% (limited to an additional 100% of premiums minus surrenders) or the accumulation value. There currently is a charge of X.XX% per year against Your
Separate Account accumulation values for this rider (the maximum charge is XX.X% per year).
You will incur this charge even during periods when the rider would pay no benefit.
Any partial surrender will immediately decrease
Your guaranteed minimum death benefit by the percentage of the accumulation value being withdrawn.

Payment of Death Benefits

In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account," for the beneficiary, in the amount of the death benefit.
We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland
Access Account is part of Our general account.
It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our general account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access
Account.

Higher Education Rider

At the time of application, You may select the higher education rider which provides an extra benefit equal to 38% of the taxable surrender amount in order to help compensate for any estimated tax liability for early surrender. This rider is only available for non-qualified contracts. Under this rider, You may request surrenders, made directly to a United States accredited institution of higher education, at any time after the 5th contract anniversary. We will deduct a fee for this optional rider (of up to X.XX% per year). If You select this rider, the fee is deducted for the life of the contract, even if You never request a withdrawal for higher education.

Estate Planning Rider

At the time of application, You may select the Estate Planning rider which provides an extra death benefit of 40% of any taxable earnings that are included in the death benefit. We will deduct an additional daily charge against Your
Separate Account accumulation value currently at the annual rate of X.XX% (the maximum is X.XX%). You would pay this charge even during periods when the rider would not pay any benefit (because there are no earnings). This rider only pays a benefit on earnings. If You do not have any earnings on Your contract when the death benefit is calculated, then You will not receive a benefit from this rider.

CHARGES, FEES AND DEDUCTIONS

Surrender Charges on Surrenders

We may deduct a surrender charge from any
surrender of premiums (including a surrender to
effect an annuity and on systematic
withdrawals).  This charge partially reimburses
Us for the selling and distributing costs of this
contract.  These include commissions and the
costs of preparing sales literature and printing
prospectuses.   If the surrender charge is
insufficient to cover all distribution expenses, then the deficiency will be met from Our surplus that may be, in part, derived from mortality and expense risks charges (described below). For the purpose of determining the surrender charge, any amount that You withdraw will be treated as being from premiums first, and then from investment income, if any (and without regard to allocations of premiums or surrenders among investment divisions). There is no surrender charge on the investment income (if any) withdrawn.

The length of time between each premium
payment and surrender determines the amount of the surrender charge. Premium payments are considered withdrawn in the order that they were received.

The charge is a percentage of the premiums
withdrawn and equals:
	Length of Time from
	Premium Payment	Surrender
	(Number of Years)	Charge
	1	7%
	2	7%
	3	6%
	4	5%
	5	4%
	6	3%
	7	2%
	8+	0%

The surrender charge may be partially waived pursuant to the Terminal Illness and Charitable
Remainder Trust riders. These waivers are subject certain conditions as detailed in the contract and to approval of state insurance authorities.

Amounts withdrawn under the contract to
comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the free surrender amount.
Mortality and Expense Risk Charge
We deduct a daily charge for mortality and expense risks at an effective annual rate of 0.95% of the accumulation values in the Separate Account. The investment divisions' accumulation unit values reflect this charge.
We reserve the right to increase this charge to an effective annual rate of X.XX%. We expect to profit from this charge. We may use the profit for any purpose including paying distribution expenses.

Annual Maintenance Fee

We deduct an annual maintenance fee of $30 on each contract anniversary on or before the maturity date. We reserve the right to increase this charge, however, it will not exceed $60 per contract year. We waive this charge if Your net premium is $50,000 or more on the contract anniversary. This charge is for Our record keeping and other expenses incurred in maintaining the contracts. At the end of each contract year We deduct this charge proportionally from each investment division and the Fixed Account. If the contract is surrendered during a contract year and the net premium is less than $50,000, then We will deduct the full annual maintenance fee for the current contract year at that time. We will not deduct the annual maintenance fee in the event of annuitization or death.

We may reduce the annual maintenance fee for contracts issued in a manner that results in a savings of administrative expenses. The amount of reductions will be considered on a case-by-case basis and reflect Our expected reductions in administrative expenses.

Rider Charges

We deduct an extra charge on a daily or other periodic basis for each optional rider that You select, as a percentage of the accumulation values in the Separate Account. These charges are specified above in the Summary section of this prospectus.

Transfer Charge

Currently, We do not charge You for making transfers of accumulation value among investment divisions. We reserve the right to assess a $15 charge after the 12th transfer in a contract year.

If We charge You for making a transfer, then
We will allocate the charge proportionally to the investment divisions and Fixed Account from which the transfer is being made. All transfers included in one transfer request count as only one transfer for purposes of any fee. For example, if the transfer is made from two investment divisions and a charge applies, then a $7.50 transfer charge will be deducted from each of the two investment divisions.
Charges In The Funds
The Funds charge their portfolios for managing investments and providing services. The portfolios may also pay operating expenses.
Each portfolios' charges and expenses vary.
See the Funds' prospectuses for more
information. Also see the "Fee Table" on page
15.

Premium Taxes

Midland will deduct from Your accumulation value at surrender, death or annuitization a charge for any premium taxes levied by a state or any other governmental entity. Premium taxes currently levied by certain jurisdictions vary from 0% to 3.5%. This range is subject to change.

Other Taxes

At the present time, We do not make any
charges to the Separate Account for any federal, state, or local taxes (other than premium taxes) that We incur which may be attributable to such account or to the contracts. We reserve the right to make a charge for any such tax or other economic burden resulting from the application of the tax laws.

FEDERAL TAX STATUS

Introduction

NOTE: Midland has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult Your own tax adviser about Your own circumstances. Midland has included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement.
Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.
Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity contract until You take the money out. This is referred to as tax deferral. There are different rules as to how
You will be taxed depending on how You take the money out and the type of contract - qualified or nonqualified (discussed below).
You will generally not be taxed on increases in the value of Your contract until a distribution occurs - either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Contracts

If You purchase the contract  under an
individual retirement annuity, a pension plan, or specially sponsored program, your contract is referred to as a qualified contract.
Qualified contracts are issued in connection with the following plans:

Individual Retirement Annuity (IRA): A
traditional IRA allows individuals to
make contributions, which may be
deductible, to the contract. A Roth IRA also allows individuals to make contributions to the contract, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
Corporate Pension and Profit-Sharing and
H.R. 10 Plan:  Employers and self-
employed individuals can establish
pension or profit-sharing plans for their employees or themselves and make contributions to the contract on a pre-tax basis.

Deferred Compensation Plan (457 Plan):
Certain governmental and tax-exempt
organization can establish a plan to defer compensation on behalf of their employees through contributions to the contract.

The contract contains death benefit features that in some cases may exceed the greater of the premium payments or the accumulation value.
The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan.
Because the death benefit may exceed this limitation, anyone using the contract in connection with such plans should consult their tax adviser. The Internal Revenue Service has not reviewed the contract for qualification as a IRA, and has not addressed in a ruling of general applicability whether the death benefit provision, such as the provisions in the contract, comports with IRA qualification requirements.
If You purchase the contract as an individual and not under an individual retirement annuity, 457 plan, or pension or profit sharing plan, Your contract is referred to as a nonqualified contract.

Diversification and Distribution

Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the SAI. Midland may modify the contract to attempt to maintain favorable tax treatment.

Surrenders - Nonqualified Contracts

If You make a surrender from a nonqualified contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from earnings and then from Your premium payments. When You make a surrender You are taxed on the amount of the surrender that is earnings. If You make a full surrender, You are generally taxed on the amount that Your surrender proceeds exceeds the "investment in the contract," which is generally Your premiums paid (adjusted for any prior surrenders that came out of premiums).
The bonus credit will be considered earnings.
Different rules apply for annuity payments.  See
"Annuity Payments" below.

The Internal Revenue Code also provides that surrendered earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income.
Some surrenders will be exempt from the
penalty.  The include any amounts:
paid on or after the taxpayer reaches age
591/2;
paid after an owner dies;
paid if the taxpayer becomes totally
disabled (as that term is defined in the Internal Revenue Code);
paid in a series of substantially equal
payments made annually (or more
frequently) under a lifetime annuity;
paid under an immediate annuity; or
which come from premium payments
made prior to August 14, 1982.
All non-qualified deferred contracts that are issued by Midland (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally, such amounts should be includable in the income of the recipient:
if distributed in a lump sum, these
amounts are taxed in the same manner
as a full surrender; or
if distributed under an annuity payment
option, these amounts are taxed in the
same manner as annuity payments.

Annuity Payments

Although the tax consequences may vary
depending on the annuity payment option You select, in general, for nonqualified and certain qualified contracts, only a portion of the annuity payments you receive will be includable in Your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:
Fixed payments - by dividing the
"investment in the contract" on the
maturity date by the total expected
value of the annuity payments for the
term of the payments.  This is the
percentage of each annuity payment that
is excludable.
Variable payments - by dividing the
"investment in the contract" on the
maturity date by the total number of
expected periodic payments. This is the amount of each annuity payment that is excludable.
The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.
If You select more than one annuity payment option, special rules govern the allocation of the contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise You to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.
If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for Your last taxable year.

Annuity Contracts Purchased by Nonresident

Aliens and Foreign Corporations

The discussion above provided general
information regarding U.S. federal income tax consequences to annuity owners that are U.S.
persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies.
In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner's country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Transfers, Assignments or Exchange of
Contracts

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain maturity dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the contract.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits (e.g. death benefits other than the return of premiums death benefit) are deemed to be taxable distributions to You. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable surrenders You should consult Your tax advisor prior to selecting any optional benefit under the contract.

MATURITY DATE

The maturity date is the later of (a) the contract anniversary immediately following the annuitant's 100th birthday, or (b) the first day of the eighth contract year. You may change the maturity date by sending written notice to Our
Principal Office. We must receive Your written notice at least 30 days prior to the original maturity date.

If You have not previously specified otherwise
and have not elected certain systematic
withdrawal options, then on the maturity date
You may:
1.	take the surrender value in one lump sum, or
2.	convert the surrender value into an annuity
payable to the annuitant under one or more of the payment options described below.

SELECTING AN ANNUITY OPTION

You may apply the proceeds of a surrender to effect an annuity. Unless You choose otherwise, Your surrender value from the Fixed
Account will be applied to a 10 year certain and life fixed payout and the surrender value from the Separate Account will be applied to a 10 year certain and life variable payout. The first monthly annuity payment will be made within one month after the maturity date. Variable payment options are not available in certain states.

Currently, the payment options are only
available if the proceeds applied are $2,500 or more and the first periodic payment will be at least $50. We reserve the right to change the payment frequency so that payments are at least
$50.

The payee's actual age will affect each payment amount for annuity income options involving life income. The amount of each annuity payment to older payees will be greater than for younger payees because payments to older payees are expected to be fewer in number. For annuity income options that do not involve life income, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The payee or any other person who is entitled to receive payments may name a beneficiary to receive any amount that We would otherwise pay to that person's estate if that person died.
The person who is entitled to receive payment may change the beneficiary at any time.
Payment options will be subject to Our rules at the time of selection. We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to Our rules at the time the arrangements take effect.
This includes
rules on the minimum amount We will pay
under an option,
minimum amounts for installment payments, surrender or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment), the naming of people who are entitled to receive payment and their beneficiaries, and the ways of proving age, gender, and survival.
You choose a payment option when You apply for a contract and may change it by writing to Our Principal Office. You must elect the payment plan at least 30 days before the maturity date.

Fixed Options

Payments under the fixed options are not affected by the investment experience of any investment division. The surrender value as of the maturity date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 3.00% a year. We may also credit interest under the fixed deposit options at a rate that is above the 3.00% guaranteed rate (this is at Our complete discretion). Thereafter, interest or payments are fixed according to the options chosen.

Variable Options

Payments under the variable options will vary in amount depending on the investment experience of the investment divisions. Variable payment options are not available in certain states.
The annuity tables contained in the contract are based on a 3% (three percent) assumed investment rate. This is a fulcrum rate around which variable annuity payments will fluctuate to reflect whether the investment experience of the investment divisions is better or worse than the assumed investment rate. If the actual investment experience exceeds the assumed investment rate, then the payment will increase.
Conversely, if the actual investment experience is less than the assumed investment rate, then payments will decrease.

We determine the amount of the first monthly variable payment by applying the value in each investment division (as of a date not more than 10 business days prior to the maturity date) to the appropriate rate (from the annuity tables in the contract) for the payout options selected using the payee's age and sex (where permissible). The amount of the first payment will then be used to determine the number of annuity units for each investment division. The number of annuity units is used to determine the amount of subsequent variable payments.
The annuity unit value for each investment division will be initially set at $10. Thereafter the annuity unit value will vary with the investment experience of the investment division and will reflect the mortality and expense risk charge We make at an effective annual rate of 0.95% (charges for optional riders discontinue after the maturity date). The annuity unit value will increase if the net investment experience (investment experience minus the asset charge) is greater than the 3% assumed investment rate. The annuity unit value will decrease if the net investment experience is less than the 3% assumed investment rate.

The amount of each subsequent variable
payment will be determined for each investment division by multiplying the number of annuity units by the annuity unit value.
Additional information on the variable annuity payments is contained in the SAI that can be obtained by writing to Our Principal Office.

Payout Options

The following four payout options are available:
1.	Income for Specified Period: We pay
installments for a specified period.  We will
pay the amount applied in equal installments
plus applicable interest (excess interest may
be paid at our discretion), for a specified
time, up to 20 years.
2.	Life Annuity: We will pay the money as
monthly income for life.  You may choose
from 1 of 2 ways to receive the income:
(a)	Life Annuity: We will pay equal
monthly payments during the lifetime of
the payee.  With a life annuity payment
option, payments will only be made as
long as the payee is alive.  Therefore, if
the payee dies after the first payment,
then only one payment will be made.
(b)	With Certain Period: We will pay equal
monthly payments for a selected number
of guaranteed payments, and then for as
long as the payee is living thereafter.
3.  Income for a Specified Amount:  We will
pay income of the accumulation value until the principal and interest are exhausted.
Payments will begin on the maturity date and will continue until the principal and interest, at the rate of 3% compounded per annum, are exhausted.
4. Joint and Survivor Income: We will make monthly payments until the last surviving payee's death. Therefore, if both payees die after the first payment, then only one payment will be made. The annuitant must be at least 50 years old and the beneficiary/payee must be at least 45 years old, at the time of the first monthly payment.

Transfers after the Maturity Date

After the maturity date, two transfers per contract year may be made among the investment divisions. Transfer requests received before the New York Stock Exchange closes will take effect on the same day if that day is a business day. Otherwise, the request will take effect on the business day following the day We receive Your request. Unit values are determined at the close of business on the day the request takes effect. The transfer request must be received at least 10 business days before the due date of the first annuity payment to which the change will apply. Transfers after the annuity payments have started will be based on the annuity unit values. There will be no transfer charge for this transfer. No transfers are allowed to or from the Fixed Account.

ADDITIONAL INFORMATION

Midland National Life Insurance Company
We are Midland National Life Insurance
Company, a stock life insurance company.
Midland was organized in 1906, in South
Dakota, as a mutual life insurance company at that time named "The Dakota Mutual Life
Insurance Company." We were reincorporated as a stock life insurance company, in 1909. Our name "Midland" was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico. Our address is:
Midland National Life Insurance Company
4601 Westown Parkway, Suite 300
West Des Moines, IA 50266
1-877-586-0240
Midland is a subsidiary of Sammons
Enterprises, Inc., Dallas, Texas.  Sammons
Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Fund Voting Rights

We invest the assets of Our Separate Account investment divisions in shares of the Funds' portfolios. Midland is the legal owner of the shares and has the right to vote on certain matters. Among other things, We may vote:
to elect the Funds' Board of Directors,
to ratify the selection of independent auditors for the Funds, on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the Investment Company
Act of 1940, and
in some cases, to change the investment
objectives and contracts.
Even though We own the shares, We may give
You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract.

The Funds will determine if and how often shareholder meetings are held. As We receive notice of these meetings, We will ask for Your voting instructions. The Funds are not required to hold a meeting in any given year.

If We do not receive instructions in time from all contract owners, then We currently intend to vote those shares in the same proportion as We vote shares for which We have received instructions in that portfolio. We currently intend to vote any Fund shares that We alone are entitled to vote in the same proportions that contract owners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict owner voting, then We may do so.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Fund portfolios in which Your accumulation value has been invested. We determine Your voting shares in each division by dividing the amount of Your accumulation value allocated to that division by the net asset value of one share of the corresponding Fund portfolio. This is determined as of the record date set by the Fund's Board for the shareholders meeting.

If You have a voting interest, then We will send
You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment contracts of its portfolios.

Our Reports to Owners

Shortly after the end of each contract year, We will send You a report that shows
Your accumulation value, and
any transactions involving Your
accumulation value that occurred during the year. Transactions include Your premium allocations, transfers and surrenders made in that year.

The annual statements are sent instead of sending a confirmation of certain transactions
(such as premium payments by automatic bank draft checking account deductions or Civil
Service allotments).

We also currently intend to send You semi-annual reports with financial information on the Funds, including a list of the investments held by each portfolio.

Contract Periods, Anniversaries

We measure contract years, contract months and contract anniversaries from the issue date shown on Your contract's information page. Each contract month begins on the same day in each month. The calendar days of 29, 30, and 31 are not used for the purpose of contract anniversaries. If Your initial premium is received on one of these dates, Your contract anniversary day will be the first day of the next month.

Dividends

We do not pay any dividends on the contract described in this prospectus.

Performance

Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. The performance information is based on the historical investment experience of the investment division and the portfolios and does not indicate or represent future performance.
Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in portfolio share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable charges (including any surrender charges that would apply if You surrendered the contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contract charges such as the surrender charge and rider charges. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period of time. If the performance had been constant over the entire period, then an average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.

Some investment divisions may also advertise yield. These measures reflect the income generated by an investment in the investment divisions over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses or the surrender charge or rider charges. The standard quotations of yield reflect the annual maintenance fee.

The VIP Money Market investment division may advertise its current and effective yield.
Current yield reflects the income generated by an investment in the investment division over a 7 day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested. Other investment divisions may advertise a 30 day yield which reflects the income generated by an investment in the investment division over a 30 day period.
Midland may also advertise performance figures for the investment divisions based on the performance of a portfolio prior to the time the Separate Account commenced operations.

Your Beneficiary

You name Your beneficiary in Your contract application. The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during the owner's and annuitant's lifetime by writing to Our Principal
Office. This change takes effect as of the date that the written notice was signed. If no beneficiary is living when the owner or annuitant dies, then We will pay the death benefit to the owner's or annuitant's estate. If the beneficiary is living at the time of the owner's or annuitant's death, then proceeds are payable to the contingent beneficiary, if any.

Assigning Your Contract

You may assign Your rights in this contract.
You must send a copy of the assignment to Our
Principal Office. The assignment takes effect as of the date that the written notice was signed.
We are not responsible for the validity of the assignment or for any payment We make or any action We take before We record notice of the assignment. An absolute assignment is a change of ownership. There may be tax consequences.

When We Pay Proceeds From This Contract

We will generally pay any death benefits or
surrenders within seven days after receiving the
required form(s) at Our Principal Office.  Death
benefits are determined as of the date We
receive due proof of death and the election of
how the death benefit is to be paid [or 90 days
after we receive proof of death].
We may delay payment for one or more of the
following reasons:
1)	We cannot determine the amount of the
payment because:
a)	the New York Stock Exchange is closed,
b)	trading in securities has been restricted by
the SEC, or
c)	the SEC has declared that an emergency
exists,
2)	the SEC by order permits Us to delay
payment to protect Our owners, or
3)	Your premium check(s) have not cleared
Your bank.

We may defer payment of any surrender or surrender from the Fixed Account, for up to six months after We receive Your request.

Sales Agreements

The contract will be sold by individuals who, in addition to being licensed as life insurance agents for Midland National Life, are registered representatives of [_____], or broker-dealers who have entered into written sales agreements with [____]. [____], the principal underwriter of the contracts, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National
Association of Securities Dealers, Inc. (NASD).
The mailing address for [___  is:]
We will pay a commission of up to 6.25% of premiums paid. We may sell Our contracts through broker-dealers registered with the SEC under the Securities Exchange Act of 1934 that enter into selling agreements with Us.
To the extent permitted by NASD rules,
promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the contracts.
These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:
the surrender charge;
the mortality and expense risk charge;
revenues, if any, received from the
underlying portfolios or their managers; and investment earnings on amounts allocated under contracts to the Fixed Account.
Commissions paid on the contract, including other incentives or payments, are not charged to the contract owners or the Separate Account.
Pending regulatory approvals, We intend to distribute the contract in all states, except New
York, and in certain possessions and territories.

Regulation

We are regulated and supervised by the Iowa
Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. The provisions of this contract may vary somewhat from jurisdiction to jurisdiction.

We submit annual reports on Our operations and finances to insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing Our reports to be sure that We are financially sound and are complying with the applicable laws and regulations. We are also subject to various federal securities laws and regulations.

Discount for Employees of Sammons
Enterprises, Inc.

Employees of Sammons Enterprises, Inc., and its subsidiaries, may receive waiver of charges, reduced charges, or a premium contribution to the contract of X.XX% of the first year commission that would normally have been paid on the employee's first year premiums. Midland is a subsidiary of Sammons Enterprises, Inc., and additional premium payments contributed solely by Midland National Life will be paid into the employee's contract during the first year.

Legal Matters

The law firm of Sutherland Asbill & Brennan
LLP, Washington, DC, has provided advice regarding certain matters relating to federal securities laws. We are not involved in any material legal proceedings.

Financial Statements

The financial statements of Midland National
Life Separate Account C and Midland National
Life Insurance Company, included in the SAI, have been audited by PricewaterhouseCoopers
LLP, independent auditors, for the periods indicated in their report which appears in the SAI. The address for PricewaterhouseCoopers
LLP is:
[IBM Park Building
Suite 1300
650 Third Avenue South
Minneapolis, MN 55402-4333]

The financial statements audited by
PricewaterhouseCoopers LLP have been
included in reliance on their reports given upon their authority as experts in accounting and auditing.

Statement of Additional Information

A SAI is available which contains more details concerning the subjects discussed in this prospectus. You can get this SAI by checking the appropriate box on the application form, by writing Our Principal Office, or by calling the Principal Office's Toll Free number at 1-877-
586-0240. The following is the Table of Contents for the SAI:

          TABLE OF CONTENTS		Page
THE CONTRACT
	Entire Contract	      	4
	Changes to the Contract		4
	Beneficiary		            4
	Change of Beneficiary		4
	Change in Maturity Date		4
	Incontestability		      4
	Misstatement of Age or Sex	4
	Periodic Reports		      5
	Non-participating		      5
	Claims of Creditors		5
	Minimum Benefits		      5
	Payment of Premiums		5
	Ownership		            5
	Assignment		            6
	Accumulation Unit Value		6
	Annuity Payments		      6

CALCULATION OF YIELDS AND TOTAL
RETURNS

	VIP Money Market Investment Division
       Yield Calculation		7
	Other Investment Division Yield
       Calculations	      	8
	Total Return Calculations     9
	Cumulative Total Returns     10
	Adjusted Historical Performance Data	10

FEDERAL TAX MATTERS
	Tax Free Exchanges (Section 1035) 		11
	Required Distributions		11

DISTRIBUTION OF THE CONTRACT 		11
SAFEKEEPING OF ACCOUNT ASSETS	      12
STATE REGULATION		            12
RECORDS AND REPORTS		      12
LEGAL PROCEEDINGS		            12
LEGAL MATTERS		            12
EXPERTS		                  12
OTHER INFORMATION		            13
FINANCIAL STATEMENTS		      13

UVA Prosp 10-10-01.txt


STATEMENT OF ADDITIONAL INFORMATION FOR THE
VARIABLE ANNUITY III CONTRACT
Offered by
MIDLAND NATIONAL LIFE INSURANCE COMPANY
(Through Midland National Life Separate Account C)

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Variable Annuity Contract III ("Contract") offered by Midland National Life Insurance Company. You may obtain a copy of the Prospectus dated _____, 2001, by writing to Midland National Life Insurance Company, One Midland Plaza, Sioux Falls, SD 57193. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT.
Dated ____, 2001

TABLE OF CONTENTS

THE CONTRACT                                              Page

Entire Contract	                                         4
Changes to the Contract	                                   4
Beneficiary	                                               4
Change of Beneficiary	                                   4
Change in Maturity Date                                    4
Incontestability	                                         4
Misstatement of Age or Sex	                             4
Periodic Reports	                                         5
Non-participating	                                         5
Claims of Creditors	                                   5
Minimum Benefits	                                         5
Payment of Premiums	                                   5
Ownership	                                               5
Assignment	                                               6
Accumulation Unit Value	                                   6
Annuity Payments	                                         6

CALCULATION OF YIELDS AND TOTAL RETURNS

VIP Money Market Investment Division Yield Calculation     7
Other Investment Division Yield Calculations	           8
Total Return Calculations	                             9
Cumulative Total Returns	                             10
Adjusted Historical Performance Data	                 10

FEDERAL TAX MATTERS
Tax Free Exchanges (Section 1035) 	                       11
Required Distributions	                                   11
DISTRIBUTION OF THE CONTRACT	                             11
SAFEKEEPING OF ACCOUNT ASSETS	                             12
STATE REGULATION	                                         12
RECORDS AND REPORTS	                                   12
LEGAL PROCEEDINGS	                                         12
LEGAL MATTERS	                                         12
EXPERTS	                                               12
OTHER INFORMATION	                                         13
FINANCIAL STATEMENTS	             13

THE CONTRACT

Entire Contract

The entire Contract between You and Us consists of the Contract, the attached written application and any attached endorsements, riders, and amendments. Changes to the Contract No one has the right to change any part of the Contract or to waive any of its provisions unless the change is approved in writing by one of Our officers. Only our President or Secretary may modify the Contract.

We may change the Contract without Your consent to conform to state or federal laws or regulations. A change will be made by attaching an endorsement to the Contract.

Beneficiary

You will name the Beneficiary in the application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. If no Beneficiary is living when the Owner or Annuitant dies, the death benefit will be paid to You
or Your estate.   If no primary Beneficiary is living at the time of the
Owner's or Annuitant's death, the proceeds are payable to the Contingent Beneficiary, if any.

Change of Beneficiary

You may change a revocable Beneficiary. We must receive Written Notice informing Us of the change. Upon receipt and acceptance, a change takes effect as of the date the Written Notice was signed. We will not be liable for any payment made before We record the Written Notice.

Change in Maturity Date

At any time You may change the Maturity Date by Written Notice. We must receive Your Written Notice requesting such change at least 30 days prior to the original Maturity Date. Any Maturity Date may not be a date that is before the end of the Surrender Period shown on the Specifications Page.

Incontestability

We will not contest the Contract.

Misstatement of Age or Sex

If the age or sex of the Annuitant has been misstated, We will adjust the amount of each annuity payment to whatever the applied value would have purchased at the correct age and sex. Any underpayments made by Us will be paid to the Payee. Any overpayments made by Us will be charged against benefits falling due after adjustment. All underpayments and overpayments will include interest at the rate required by the jurisdiction in which the Contract is delivered.

Periodic Reports

At least once each year, We will send You a report containing information required by applicable state law.




Non-participating

The Contract does not participate in the surplus or profits of the Company and the Company does not pay any dividends on it.

Claims of Creditors

To the extent permitted by law, no benefits payable under the Contract to a Beneficiary or Payee are subject to the claims of creditors.

Minimum Benefits

The annuity payments, surrender values and death benefit under the Contract are not less than the minimum required by the laws of the state in which the Contract is delivered.

Payment of Premiums

The Initial Premium is due on the Issue Date. You may make additional premium payments in any amount and frequency, subject to the limits shown on the Specifications Page.

Ownership

The Contract belongs to You. You have all rights granted by the Contract, including the right to change Owners and Beneficiaries, subject to the rights of:

1)	Any assignee of record with Us;
2)	Any irrevocable Beneficiary; and
3)	Any restricted Ownership.

We must receive Written Notice informing Us of any change, designation or revocation. Once recorded, a change, designation or revocation takes effect as of the date the Written Notice was signed. However, We are not liable for payments made by Us before We record the Written Notice.

Assignment

You may assign the Contract by giving Us Written Notice. We will not be responsible for the validity of any assignment. We will not be liable for any payments We make prior to recording the Written Notice of assignment.

Accumulation Unit Value

We determine Accumulation Unit Values for each Investment Division of Our Separate Account at the end of each Business Day. The Accumulation Unit Value for each Investment Division was initially set at $10.00. The Accumulation Unit Value for any Business Day is equal to the Accumulation Unit Value for the preceding Business Day multiplied by the net investment factor for that division on that Business Day. We determine the net investment factor for each Investment Division every Business Day as follows:

First, We take the net asset value per share held in the investment division at the end of the current Business Day plus the per share amount of any dividends or capital gain distributions on shares held in the investment divisions on the current Business Day; minus the per share amount of any capital loss, realized or unrealized, on shares held in the investment divisions on the current Business Day.

Then, We divide this amount by the net asset value per share held in the investment division at the close of business on the preceding Business Day (after giving effect to any Contract transactions on that day).

Then, We subtract a daily asset charge for each calendar day between Business Days (for example, a Monday calculation may include charges for Saturday, Sunday, and Monday). The daily charge for the basic Contract, with no riders, is currently [.00XXX%] which is an effective annual rate of 0.95%. This charge is for mortality and expense risks assumed by Us under the Contract and to cover administrative costs We incur for transactions related to the Separate Account. The daily charge, for a Contract with all of the riders, is currently X.XX% which as an effective annual rate of X.XX%. Finally, We reserve the right to subtract any other daily charge for taxes or amounts set aside as a reserve for taxes. Generally, this means that We would adjust unit values to reflect what happens to the Funds, and also for any charges. Annuity Payments The amount of each fixed annuity payment will be set on the Maturity Date and will not subsequently be affected by the investment performance of the Investment Divisions. The amount of each variable annuity payment will be affected by the investment performance of the Investment Divisions. Variable payment options are not available in certain states. The dollar amount of the first monthly variable annuity payment is computed for each Investment Division by applying the value in the Investment Division, as of a date not more than 10 business days prior to the Maturity Date, to the appropriate rate for the payout option selected using the age and sex (where permissible) of the Annuitant. The number of Annuity Units for each Investment Division is then calculated by dividing the first variable annuity payment for that Investment Division by the Investment Division's Annuity Unit Value as of the same date. The dollar amount of each subsequent payment from an Investment Division is equal to the number of Annuity Units for that Investment Division times the Annuity Unit Value for that Investment Division as of a uniformly applied date not more than 10 business days before the annuity payment is due. The payment made to the Annuitant for the first payment and all subsequent payments will be the sum of the payment amounts for each Investment Division. The Annuity Unit Value for each Investment Division was initially set at $10. The Annuity Unit Value for any business day is equal to (1) multiplied by (2) multiplied by (3) where: (1) = the Annuity Unit Value for the preceding business day: (2) = the net investment factor (as described above) for that division on that business day. (3) = the investment result adjustment factor ([._______%] per day), which recognizes an assumed interest rate of 3% per year used in determining the annuity payment amounts. Transfers after the Maturity Date will only be allowed twice per Contract Year and will be made using the Annuity Unit Value for the Investment Divisions on the date the request for transfer is received. On the transfer date, the number of Annuity Units transferred from the Investment Division is multiplied by the Annuity Unit Value for that Investment Division to determine the value being transferred. This value is then transferred into the indicated Investment Division(s) by converting this value into Annuity Units of the proper Investment Division(s). The Annuity Units are determined by dividing the value being transferred into an Investment Division by the Annuity Unit Value of the Investment Division on the transfer date. The transfer shall result in the same dollar amount of variable annuity payment on the date of transfer.



CALCULATION OF YIELDS AND TOTAL RETURNS

VIP Money Market Investment Division Yield Calculation

In accordance with regulations adopted by the Securities and Exchange Commission, Midland is required to compute the VIP Money Market Investment Division's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the VIP Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) in the value of a hypothetical account having a balance of one unit of the VIP Money Market Investment Division at the beginning of such seven-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return and annualizing this quotient on a 365-day basis. The net change in account value reflects the deductions for the annual maintenance fee, the mortality and expense risk charge, and income and expenses accrued during the period. Because of these deductions, the yield for the VIP Money Market Investment Division of the Separate Account will be lower than the yield for the VIP Money Market Portfolio or any comparable substitute funding vehicle. The Securities and Exchange Commission also permits Midland to disclose the effective yield of the VIP Money Market Investment Division for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result. The yield on amounts held in the VIP Money Market Investment Division normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The VIP Money Market Investment Division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the VIP Money Market Portfolio or substitute funding vehicle, the types and quality of portfolio securities held by the VIP Money Market Portfolio or substitute funding vehicle, and operating expenses. In addition, the yield figures do not reflect the effect of any Surrender Charge that may be applicable to a particular Contract. The annualized yield for the seven-day period ending 12/31/2000 was [___%].

Other Investment Division Yield Calculations

Midland may from time to time disclose the current annualized yield of one or more of the Investment Divisions (except the Money Market Investment Division) for 30-day periods. The annualized yield of an Investment Division refers to income generated by the Investment Division over a specified 30-day period. Because the yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period. This yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD = 2 [ (a - b + 1)6 - 1 ]

cd

Where:

a =	net investment income earned during the period by the portfolio (or substitute funding vehicle) attributable to shares owned by the Investment Division.

b =	expenses accrued for the period (net of reimbursements).

c =	the average daily number of units outstanding during the period.

d =	the maximum offering price per unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all Owner accounts. The yield calculations do not reflect the effect of any Surrender Charges that may be applicable to a particular Contract. Surrender Charges range from 7% to 0% of the amount of remium withdrawn depending on the elapsed time since the premium was paid. Because of the charges and deductions imposed by the Separate Account the yield of the Investment Division will be lower than the yield for the corresponding portfolio. The yield on amounts held in the Investment Divisions normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return.

The Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Total Return Calculations

Midland may from time to time also disclose average annual total returns for one or more of the Investment Divisions for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

P (1 + T)n = ERV

Where:

P =	a hypothetical initial payment of $1,000
T =	average annual total return
n =	number of years
ERV =	ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five, or ten-year period, at the end of the one, five, or ten-year period (or fractional portion thereof).

All recurring fees that are charged to all Owner accounts are recognized in the ending redeemable value. The standard average annual total return calculations assume the Contract is surrendered and therefore will reflect the effect of Surrender Charges that may be applicable to a particular period. Midland may disclose average annual total returns in various ways, depicting
(a) whether the Contract is surrendered or maintained in force; (b) whether the bonus credit is selected; (c) whether other optional riders are selected. Accordingly, Midland may disclose the following types of average annual total return:

1. The Contract is surrendered and has the bonus credit and all other optional riders;
2. The Contract is surrendered, but neither the bonus nor any other riders are selected;
3. The Contract is surrendered, the bonus is selected but no other riders are selected;
4. The Contract is not surrendered, the bonus credit is not selected, but all other riders are selected; and
5. The Contract is not surrendered, and neither the bonus credit nor any other riders are selected.

Total return figures may also reflect that some but not all riders (other than the bonus) are selected.

Cumulative Total Returns

Midland may from time to time also disclose cumulative total returns in conjunction with the annual returns described above. The cumulative returns will be calculated using the following formula.

CTR = [ERV/P] - 1
Where:

CTR =	the cumulative total return net of Investment Division recurring charges for the period.
ERV =	ending redeemable value of an assumed $1,000 payment at the beginning of
the one, five, or	ten-year period at the end of the one, five, or ten-year
period (or fractional portion thereof).
P = an assumed initial payment of $1,000

The returns which assume the Contract is kept in-force will only be shown in conjunction with returns which assume the Contract is surrendered. Midland may also disclose the value of an assumed payment of $10,000 (or other amounts) at the end of various periods of time.

Adjusted Historical Performance Data

Midland may also disclose adjusted historical performance data for an Investment Division for periods before the Investment Division commenced operations, based on the assumption that the Investment Division was in existence before it actually was, and that the Investment Division had been invested in a particular portfolio that was in existence prior to the Investment Division's commencement of operations. The portfolio used for these calculations will be the actual portfolio that the Investment Division will invest in.

Adjusted historical performance data of this type will be calculated as follows. First, the value of an assumed $1,000 investment in the applicable portfolio is calculated on a monthly basis by comparing the net asset value per share at the beginning of the month with the net asset value per share at the end of the month (adjusted for any dividend distributions during the month), and the resulting ratio is applied to the value of the investment at the beginning of the month to get the gross value of the investment at the end of the month. Second, that gross value is then reduced by a "Contract Charges" factor to reflect the charges imposed under the Contract. The Contract Charges factor is calculated by taking the daily Separate Account asset charge and adding an additional amount that adjusts for the annual $30 annual maintenance fee. This additional amount is based on an anticipated average Accumulation Value of $______, so it is calculated as [$30/$_____, or 0.__% annually]. The total is then divided by 12 to get the monthly Contract Charges factor, which is then applied to the value of the hypothetical initial payment in the applicable portfolio to get the value in the Investment Division. The Contract Charges factor is assumed to be deducted at the beginning of each month. In this manner, the Ending Redeemable Value ("ERV") of a hypothetical $1,000 initial payment in the Investment Division is calculated each month during the applicable period, to get the ERV at the end of the period. Third, that ERV is then utilized in the formulas above.


FEDERAL TAX MATTERS

Tax-Free Exchanges (Section 1035)

Midland accepts Premiums which are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code. Except as required by federal law in calculating the basis of the contract, the Company does not differentiate between Section 1035 Premiums and non-Section 1035 Premiums. We also accept "rollovers" from Contracts qualifying as individual retirement annuities or accounts (IRAs), or any other qualified Contract which is eligible to "rollover" into an IRA (except 403(b) Contracts). The Company differentiates between nonqualified Contracts and IRAs to the extent necessary to comply with federal tax laws.

Required Distributions

In order to be treated as an annuity Contract for federal income tax purposes, section 72(s) of the code requires any Nonqualified Contract to provide that
(a) if any Owner dies on or after the Annuity Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed (1) within five years after the date of that Owner's death, or (2) as Annuity payments which will begin within one year of that Owner's death and which will be made over the life of the Owner's "Designated Beneficiary" or over a period not extending beyond the life expectancy of that Beneficiary. The Owner's "Designated Beneficiary" is the person to whom ownership of the Contract passes by reason of death and must be a natural person. However, if the Owner's Designated Beneficiary is the surviving spouse of the Owner, the Contract may be continued with the surviving spouse as the new Owner. The Nonqualified Contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

DISTRIBUTION OF THE CONTRACT

[____], the principal underwriter of the Contract, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The address for [____] is as follows: [XXXX]. The Contracts are offered to the public through brokers, licensed under the federal securities laws and state insurance laws, that have entered into agreements with [____]. The offering of the Contracts is continuous and [____] does not anticipate discontinuing the offering of the Contracts. However, [____] does reserve the right to discontinue the offering of the Contracts. Midland will pay an underwriting commission to [____] equal to 6.25% of all Variable Annuity III premiums.

SAFEKEEPING OF ACCOUNT ASSETS

Title to assets of the Separate Account is held by Midland. The assets are held separate and apart from our fixed account assets. Records are maintained of all Premiums and redemptions of Fund shares held by each of the Investment Divisions.

STATE REGULATION

Midland is subject to the insurance laws and regulations of all the states where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the Contracts will be modified accordingly.

RECORDS AND REPORTS

All records and accounts relating to the Separate Account will be maintained by Midland. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under that Act or by any other applicable law or regulation will be sent to Owners semi-annually at their last known address of record.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject that are material to the Contracts. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

LEGAL MATTERS

Legal advice regarding certain matters relating to the federal securities laws applicable to the issue and sale of the Contracts has been provided by Sutherland Asbill & Brennan LLP, Washington, D.C.

EXPERTS

The financial statements of Midland National Life Separate Account C and Midland National Life Insurance Company included in this Statement of Additional Information have been audited by PricewaterhouseCoopers LLP, independent Auditors, for the periods indicated in their report thereon which appears herein. The financial statements and schedules audited by PricewaterhouseCoopers LLP have been included in reliance on their report, given on their authority as experts in accounting and auditing. The mailing address for PricewaterhouseCoopers LLP is as follows:

PricewaterhouseCoopers LLP
IBM Park Building, Suite 1300
650 Third Avenue S.
Minneapolis, MN  55402-4333


OTHER INFORMATION

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in this Statement of Additional Information.

Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

FINANCIAL STATEMENTS

The financial statements of Midland National Life Insurance Company should be considered only as bearing on the ability of Midland to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of Separate Account C.

UVA SAI 10-10-01.txt

Part C.

Item 24.

 (a)  Financial Statements

      Financial statements are included in Part B of the Registration
      Statement.

 (b)  Exhibits:

(1) Resolution of the Board of Directors of Midland National Life
       Insurance Company authorizing establishment of Separate
     		Account C  (4)
     (2)    Not Applicable
     (3) 	(a)  	Principal Underwriting Agreement between Midland National
                  Life
                  Insurance Company and Walnut Street Securities (4)
           	(b)  	Registered Representative Contract  (4)
      (4)   (a)  	Form Flexible Premium Deferred Variable Annuity Contract (7)
           	(b) 	Maturity Date Endorsement for Qualified Contracts  (4)
      (5)   (a)  	Form of Application for Flexible Premium Deferred Variable
                  Annuity Contract (7)
      (6)   (a)  	Articles of Incorporation of Midland National Life Insurance
                  Company (4)
         	(b)  	By-laws of Midland National Life Insurance Company  (4)
      (7) 		Not Applicable
      (8)   (a) 	Form of Participation Agreement between Midland National
                  Life Insurance Company and Fidelity VIP I and VIP II (4)
            (b)   Amendments to Participation Agreement for Fidelity
                  Distributors Corporation/Variable Insurance Products
                  Fund, and Variable Products Fund II  (3)
(c)	Form of Participation Agreement between Midland
      National Life Insurance Company and Fidelity VIP III (4)
(d)	Form of Participation Agreement between Midland
      National Life Insurance Company and American Century
      Investment Services Inc. (4)
(e)	Participation Agreement for Massachusetts Financial Variable
                  Insurance Trusts (5)
(f)	Participation Agreement for Lord Abbett Series Funds,
      Inc. (5)
(g)	Participation Agreement for Fred Alger Management, Inc.  (6)
(h)	Amendments to Participation Agreement for Lord Abbett
      Series Funds, Inc.  (2)
(i)	Amendments to Participation Agreement for Fidelity
                  Distributors Corporation/Variable Insurance Products
                  Fund III.  (6)
       (9) 		Opinion and Consent of Counsel (4)
       (10) (a)  	Consent of Counsel (7)
          	(b)  	Consent of Independent Auditors (7)
       (11) 	Not Applicable
       (12) 	Not Applicable
       (13) 	Performance Data Calculations (7)

(1) Filed with Post-effective Amendment #2 of this form N-4 Registration Statement, file number 33-64016 (April 30, 1995).
(2) Incorporated to the like-numbered exhibit in Pre-Effective Amendment No. 1 for Form S-6 File No. 333-80975 on August 31, 1999.
(3) Incorporated to the like-numbered exhibit in Pre-Effective Amendment No. 2 for Form S-6 File No. 333-14061 on April 23, 1997.
(4) Filed with Post-effective Amendment #6 of this form N-4 Registration Statement, file number 33-64016 (April 30, 1998).
(5) Filed with Post-effective Amendment #9 of this form N-4 Registration Statement, file number 33-64016 (April 30, 1999).
(6) Incorporated to the like-numbered exhibit in Post-Effective Amendment No. 6 for Form S-6 File No. 333-14061 on February 15, 2001.
(7) To be filed by amendment.

Item 25.

Below is a list of Midland's directors and executive officers.

Directors

Name and                		Position with    	Principal Occupation
Business Address*             	Midland          	During Past Five Years


Michael M. Masterson   	Chairman of the  	Chairman of the Board (March 1999 to
                   	Board, Chief     	present) Chief  Executive Officer
                                          and
    				Executive Officer President (March 1997 to present)
				and President     President and Chief Operating
                                          Officer (March 1996 to February
                                          1997), Executive Vice President-
                                          Marketing (March 1995 to February
                                          1996), Midland National Life
                                          Insurance Company; Vice President-
                                          Individual Sales (prior thereto)
                                          Northwestern National Life

John J. Craig, II   	Executive  		Executive Vice President (January
   				Vice President   	1998 to present), Midland National
       			and Chief 		Life Insurance Company; Senior Vice
   	      		Operating Officer	President and Chief Financial
                                          Officer
                                         	(October 1993 to 1998), Midland
                                         	National Life Insurance Company;
                                         	(January 1996 to present), Briggs
                                         	ITD Corp.; Treasurer (March 1996
                                         	to present), Sammons Financial
                                         	Holdings, Inc.; Treasurer
                                         (November 1993 to present), CH
                                         	Holdings; Treasurer (November
                                         	1993 to present), Consolidated
                                         	Investment Services, Inc.;
                                         	Treasurer (November 1993 to
                                         	present), Richmond Holding
                                         	Company, L.L.C.; Partner (prior
                                         	thereto), Ernst and Young.

Steven C. Palmitier   	Senior Vice       Senior Vice President and Chief
                  	President and   	Marketing Officer (August 1996
				Chief Marketing  	to present), Midland National
				Officer        	Life Insurance Company; Senior
                                       	Vice President-Sales (prior
                                       	thereto), Penn Mutual Life
                                       	Insurance

Donald J. Iverson       Senior Vice      	Senior Vice President and Corporate
				President and   	Actuary (November 1999 to Present);
				Chief Actuary    	Vice President - Chief Actuary
                                          (prior
							thereto), ALLIED Life Insurance

Stephen P. Horvat, Jr.  Senior Vice      	Senior Vice President (January
				President-Legal 	to present), Midland National
							Life Insurance Company; Shareholder
                                        	(June 1996 to December 1997),
                                        	Sorling Law Firm; Senior Vice
                                        	President, General Counsel and
                                        	Secretary (prior thereto), Franklin
                                        	Life Insurance Company

Robert W. Korba         Director   		President and Director (since
Sammons Enterprises, Inc         		1988), Sammons Enterprises, Inc.
300 Crescent CT
Dallas, TX 75201

Executive Officers (other than Directors)


E. John Fromelt      	Senior Vice       Chief Investment  Officer (since
                      	President and     1990), Midland National Life
                   	Chief Investment 	Insurance Company; President
                   	Officer    		since August 1995), Midland
                                     	Advisors Company; Chief
                                     	Investment Officer (1996 to
                                     	present), North American Company
                                          for Life and Health

Gary J. Gaspar      	Senior Vice     	Senior Vice President and Chief
North American         	President &      	Information Officer (August 1998
Company for Life &     	Chief      		to present), Midland National Life
Health Insurance       	Information      	Insurance Company; Senior Vice
222 South Riverside    	Officer    		Information Systems Officer (1985
Chicago, IL 60606-5929           		to present; North American Company
                                 		for Life and Health Insurance

Jack L. Briggs          Vice President,   Vice President, Secretary and
                        Secretary, and   	General Counsel   (since 1978),
                		General Counsel  	Midland National Life Insurance
                                         	Company

Gary W. Helder	     	Vice President-   Vice President-Policy
				Policy            Administration (since 1991),
                 		Administration   	Midland National Life Insurance
                           			Company

Robert W. Buchanan    	Vice President-  	Vice President-Marketing
	                  New Business and 	Services (March 1996 to
                  	Underwriting     	present), Second Vice President-
                       				Sales Development (prior
                      				thereto), Midland National Life
                      				Insurance Company

Thomas M. Meyer       	Sen.Vice President 	Vice President and Chief
                                                Financial
                      	and Chief         	Officer (January 1998 to
                                                present),

                		Financial Officer 	Second Vice President and
                                                Controller
                                          	(1995 to 1998), Midland
National
                                                Life Insurance Company

Jon P. Newsome      	Executive Vice    	Executive Vice President -
                                                Annuity
Midland National Life - President -       	Division (April 1999 to
                                                Present);
Annuity Division      	Annuity Division  	Executive Vice President
                                                (September
4601 Westown Parkway                    		1996 to February 1999),
                                                Conseco
Suite 300                                 	Marketing, LLC; Chairman and
                                                CEO
West Des Moines,IA 50266-1071            		(November 1995 to September
                                                1996), American Life &
                                                Casualty Ins. Co.

Esfandyar Dinshaw     	Vice President -  	Vice President - Annuity
                                                Division
Midland National Life - Annuity Division   	(April 1999 to Present); Vice
Annuity Division                   			President - Actuarial
                                                (September
4601 Westown Parkway                    		1996 to April 1999), Conseco;
                                                Vice
Suite 300                         			President - Actuarial (January
                                                1991
West Des Moines, IA 50266-1071                  to August 1996), American Life
                                                & Casualty Co.

* Unless otherwise noted, all addresses are Midland National Life, One Midland Plaza, Sioux Falls, SD 57193.

Item 26.
Persons Controlled by or Under Common Control With the Depositor.

The Depositor, Midland National Life Insurance Company (Midland) is a subsidiary of Sammons Enterprises, Incorporated. The Registrant is a segregated asset account of Midland.

The following indicates the persons controlled by or under common control with Midland:

 Estate of Charles A. Sammons
I. Sammons Enterprises, Inc. (Delaware Corp) 90.17%
II. COMMUNICATIONS - Sammons Communications, Inc. (Delaware Corp) 100% Sammons Communications of New Jersey, Inc. (New Jersey Corp) 100% Sammons Communication of Pennsylvania, Inc. (Delaware Corp) 100%
III. Consolidated Investment Services Inc. (Nevada Corp) 100%
         Richmond Holding Company, LLC (Delaware LLC) 5%
      A. Financial Services
         Sammons Financial Holdings, Inc. (Delaware Corp) 100%
           Midland National Life Insurance Company (Iowa Corp) 100%
                (FEDID #46-0164570 NAIC CO Code 66044 IA)
           NACOLAH Holding Corporation (Delaware Corp) 100%
                (FEDID #36-412699)
            Institutional Founders Life Insurance Company (Ill. Corp.) 100%,
                FEDID No. 36-3508234, NAIC Co. Code 85707, Group Code 0431 IL
             North American Company for Life & Health Insurance (Ill.Corp)100%
                FEDID No. 36-2428931, NAIC Co. Code 66974, Group Code 0431 IL
              North American Company for Life & Health Insurance of
                New York (New York Corp.), 100%
                FEDID No. 361556010, NAIC Co. Code 91286, Group Code 0431 NY
              NACOLAH Life Insurance Company (Ill. Corp.) 100%
                FEDID No. 36-3723034, NAIC Co. Code 85456, Group Code 0431 IL
              NACOLAH Ventures, L.L.C. (Delaware Corp.), FEDID No. 36-3495904 Midland Advisors Company (South Dakota Corp.) 100%
           Parkway Holdings, Inc. (Delaware Corp) 100%
              Parkway Mortgage, Inc.  (Delaware Corp.) 100%
         B. ALLIED
         CH Holdings Inc. (Delaware Corp) 100%
         Sammons Corporation (Texas Corp) 100%
         Otter, Inc.  (Oklahoma Corp.) 100%
         Cathedral Hill Hotel, Inc. (Delaware Corp) 100%
         Sammons Power Development Inc. (Delaware Corp) 100%
         Gila Bend Power Parnters, L.L.C. (Delaware L.L.C.) 50%
      C. WATER
         Mountain Valley Spring Company (Arkansas Corp) 100%
         Water Lines Inc. (Arkansas Corp) 100%
      D. SUPPLY AND SERVICE
         Sammons Distribution Holdings, Inc. (Delaware Corp.) 100%
         Vinson Supply Company (Delaware Corp) 100%
            Vinson Supply (UK) LTD. (United Kingdom Corp) 50%
            Myron C. Jacobs Supply Company (Oklahoma Corp) 100%
            Composite Thread Protectors, Inc. (Pennsylvania Corp) 100%
            Vinson Process Controls Company (Delaware Corp.) 100%
            Sammons Distribution Inc. (Delaware Corp.) 100%
         Briggs-Weaver Inc. (Delaware Corp) 100%
            TMIS Inc. (Texas Corp) 100%
            B-W Max, Inc. (Delaware Corp)100%
            B-W Max Services Inc.  (Delaware Corp)100%
               Abastecedora de Services Indutriales y Productos S.A.
                    de C.V.  (ASPI) (Mexico Corp.)
               Personal Para Services Intogrados de Mexico
                    S.A. (Personal) (Mexico Corp)
               Especialistas en Systems de Distribucion  Industrial
                    S.A. de C.V. (ESDI) (Mexico Corp.)
               Especialistas en Procuramiento Industrial
                    S.A. de C.V. (EPI) (Mexico Corp.)
            Sealing Specialists of Texas, Inc. (Texas Corp) 100%
      E. Equipment Sales and Rentals
         Briggs ITD Corp.  (Delaware Corp.) 100%
         Briggs Equipment Trust (Delaware Business Trust) 100%
         Briggs Equipment Mexico Inc. (Delaware Corp.) 100%
         Montacargras Yale de Mexico S. A. de C.V. (YALESA)
            (Mexico Corp.)
         Briggs Equipment S.A. de C.V. (BESA) (Mexico Corp.)
         Briggs Construction Equipment Inc.  (Delaware Corp) 100%
      F. Real Estate
         Crestpark LP Inc.  (Delaware Corp.) 100%
         Crestpark Holding Inc.  (Delaware Corp.) 100%
         Sammons Venture Properties, Inc. (Delaware Corp.) 100%
         Sammons Realty Corporation (Delaware Corp.) 100%
         Sammons Legacy Venture GP Inc.  (Delaware Corp) 100%
         Sammons Legacy Venture LP Inc.  (Delaware Corp) 100%
         Sammons Income Properties Inc.  (Delaware Corp) 100%
         Sammons Eiger Venture, Inc.  (Delaware Corp) 100%
         GBH Venture Co. Inc. (Delaware Corp) 100%
         Grand Bahama Hotel Co. (Delaware Corp) 100%
         Jack Tar Grand Bahama Limited (Bahama Corp.) 100%
      G. Tourism
         The Grove Park Inn Resort Inc.  (Delaware Corp) 100%
         Adventure Tours USA, Inc.  (Delaware Corp) 100%
         Santo Tours and Travel Inc.  (New York Corp) 100%

Item 27. Number of Contract Owners

No Contracts have been sold.

Item 28. Indemnification

The Company indemnifies actions against all officers, directors, and employees to the full extent permitted by South Dakota law. This includes any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Such indemnification includes expenses, judgments, fines, and amounts paid in settlement of such actions, suits, or proceedings.

Item 29a. Relationship of Principal Underwriter to Other Investment Companies

[____], the principal underwriter of the Registrant is also the principal underwriter for flexible premium variable life insurance contracts issued through Midland National Life Separate Account A. [____], the principal underwriter of the Registrant is also the principal underwriter for General American Life Insurance Company as well as Paragon Life Insurance Company.

Item 29b. Principal Underwriters

Unless otherwise noted, the address of each director and executive officer of [____] is [____]

      Name and Principal            Position and Offices
      Business Address               With [____]

	[To be completed by amendment]

Item 29c. Compensation of Principal Underwriters

The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

(1) 		   (2)            (3)               (4)          	(5)
              Net
Name of       Underwriting
Principal     Discount and   	Compensation   	Brokerage
Underwriter   Commissions  	On Redemption  	Commissions    Compensation

[____]	   0	 	  	0                		0                	0

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Midland National Life Insurance Company at:

   One Midland Plaza
   Sioux Falls, SD  57193

Item 31. Management Services

No management related services are provided to the Registrant, except as discussed in Parts A and B.

Item 32. Undertakings and Representations

(a) A post-effective amendment to this registration statement will be filed as frequently as is necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Any application to purchase a contract offered by the prospectus will include a space that an applicant can check to request a Statement of Additional Information.

(c) Any Statement of Additional Information and any financial statements required to be made available under this form will be delivered promptly upon written or oral request.

(d) Midland National Life Insurance Company represents that all fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses to be incurred and the risk assumed by Midland National Life Insurance Company.





SIGNATURES

As required by the Securities Act of 1933, and under the Investment Company Act of 1940, the Registrant, Midland National Life Separate Account C has caused this Registration Statement to be signed on its behalf, in the City of Sioux Falls, South Dakota, on the 12th day of October, 2001.

                      				Midland National Life Separate
                                          Account C

   (Seal)                      		By:  Midland National Life Insurance
Company

                               		By: /s/Michael M. Masterson____
                             				President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Officers and Directors of Midland National Life Insurance Company in the capacities and on the dates indicated.


  Signature                   	Title                           	Date

/s/ Michael M. Masterson   	Director, Chairman of the       October 12, 2001
    Michael M. Masterson      Board, Chief Executive
                              Officer and President

/s/ John J. Craig II       	Director, Executive Vice        October 12, 2001
    John J. Craig II          President and Chief
                              Operating Officer

/s/ Steven C. Palmitier    	Director, Senior Vice           October 12, 2001
    Steven C. Palmitier       President and Chief
                              Marketing Officer

/s/ Donald J. Iverson	      Director, Senior Vice		  October 12, 2001
   Donald J. Iverson	      President and Chief
                          	Actuary

/s/ Stephen P. Horvat, Jr. 	Director, Senior Vice           October 12, 2001
    Stephen P. Horvat, Jr.    President - Legal

/s/ Thomas M. Meyer        	Senior Vice President           October 12, 2001
    Thomas M. Meyer         	and Chief Financial
                            	Officer

/s/ Robert W. Korba       	Director
    Robert W. Korba

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Part C.txt